SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]

For the calendar year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                        to

Commission file number

CITY NATIONAL BANK PROFIT SHARING PLAN

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Full title of the plan and the address of the plan)

CITY NATIONAL BANK

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

Item 1.	Not Applicable

Item 2.	Not Applicable

Item 3.	Not Applicable

Item 4.	In lieu of the requirements of Items 1-3 above, plan financial statements and supplemental information prepared in accordance with the financial reporting requirements of ERISA are attached.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Financial Statements and Supplemental Information

December 31, 2019 and 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL BANK
PROFIT SHARING PLAN

All other supplemental information omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee

City National Bank Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the City National Bank Profit Sharing Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Irvine, California

June 26, 2020

We have served as the Plan’s auditor since 2016.

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
Assets:
Participant directed investments, at fair value:
Cash and cash equivalents	$100,032,860	$90,928,099
U.S.Government securities	489,353	800,803
Corporate debt	458,513	400,146
Preferred stock	1,589,010	156,294
Common stock	108,896,756	91,151,142
Partnerships	234,591	661,642
Common collective trusts	281,238,479	86,554,156
Mutual funds	611,212,571	576,391,636
Other assets	16,361	141,246
Total investments	1,104,168,494	847,185,164
Receivables:
Employer contribution	160,556	1,066
Participant contribution	8,716	3,181
Notes receivable from participants	15,191,072	14,967,605
Other	6,275,253	—
Total receivables	21,635,597	14,971,852
Noninterest-bearing cash	131,486	50,926
Net assets available for benefits	$1,125,935,577	$862,207,942

See accompanying notes to financial statements.

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2019 and 2018

	2019	2018
Additions to net assets attributable to:
Investment income:
Interest	$833,558	$709,897
Dividends	27,764,348	32,961,531
Net appreciation (depreciation) in fair value of investments	160,518,967	(92,809,489)
	189,116,873	(59,138,061)
Contributions:
Employer	50,064,838	41,558,973
Participants	55,529,000	50,152,773

Other Income:	6,275,253	—
Total additions	300,985,964	32,573,685
Deductions from net assets attributable to:
Benefits paid to participants	69,137,903	58,022,609
Administrative expenses	446,444	600,337
Total deductions	69,584,347	58,622,946
Net increase (decrease)	231,401,617	(26,049,261)
Transfer to this plan	32,326,018	—
Net assets available for benefits:
Beginning of year	862,207,942	888,257,203
End of year	$1,125,935,577	$862,207,942

See accompanying notes to financial statements.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2019 and 2018

(1)	Description of the Plan

The following description of the City National Bank Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution profit sharing plan with a 401(k) component, which provides retirement benefits for eligible employees of City National Bank (CNB) and its subsidiaries and certain affiliates (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Bank (the Plan Sponsor) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee comprises officers of the Plan Sponsor, City National Bank, an indirect, wholly-owned subsidiary of Royal Bank of Canada (RBC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On November 2, 2015, RBC completed its acquisition of City National Corporation (CNC), the former holding company for CNB. CNC was merged with and into RBC USA Holdco Corporation (Holdco), a Delaware corporation, with Holdco surviving the merger as a wholly-owned subsidiary of RBC. Prior to November 2, 2015, CNC was the Company or Plan Sponsor and the Plan was called the CNC Profit Sharing Plan. Effective January 1, 2019, the Convergent Capital Management (CCM) LLC 401(k) Plan was merged into the CNB Profit Sharing Plan. Total assets merged into the Plan were $32,326,018.

The Department of Labor (DOL) conducted an investigation of the Plan, which began during the year ended December 31, 2009 for plan years ended December 31, 2006 through December 31, 2011.

On April 24, 2015, the DOL filed a complaint against CNC and others in the U.S. District Court for the Central District of California Western Division. The DOL alleged the following causes of action: (1) disloyal, imprudent, and prohibited transactions between the Plan and plan service providers City National Bank and CNC, who were also Plan fiduciaries; (2) disloyal, imprudent and prohibited transactions between the Plan and City National Asset Management, a division of City National Bank; and City National Securities, a wholly owned subsidiary of City National Bank; and (3) co-fiduciary liability with alleged damages of approximately $4 million plus lost opportunity costs. CNC received the summons and complaint and engaged counsel. On April 5, 2016, the Court granted partial summary judgment in favor of the DOL and ordered CNB to retain an independent fiduciary to conduct an accounting of the amount of revenue sharing paid to CNB as a result of the Plan’s investments. CNB’s motion for reconsideration was denied on June 7, 2016. After a mutually agreed-upon independent fiduciary completed its accounting of revenue sharing, the parties filed cross motions for partial summary judgment on damages. On February 8, 2017, the district court ruled in favor of plaintiffs and entered judgment in the amount of $7.3 million. CNB filed an appeal in the Ninth Circuit Court of Appeals. On April 23, 2019, the Court of Appeals issued its opinion upholding the district court’s ruling in favor of plaintiffs with direction to the district court to recalculate a portion of the judgment. On December 2, 2019, the district court entered a revised judgment in the amount of $6,275,253.27 to be deposited by CNB as the Plan Sponsor into the Plan’s account for distribution to eligible Plan participants. On January 15, 2020, the revised judgment amount was deposited into the Plan’s account for distribution to eligible Plan participants [This amount is recorded as other receivable and other income on the statement of net assets available for benefits and statement of changes in net assets available for benefits as of and for the year ended December 31, 2019]. The impact on the Plan will be limited to gains that may be reported as a result of the payment made by the Plan Sponsor to the Plan. Such amounts cannot be determined at this time.

OneAmerica Retirement Services LLC is the recordkeeper for the Plan. CNB was the directed trustee for the Plan through March 31, 2017 and Matrix Trust Company was appointed directed trustee effective April 1, 2017. Matrix Trust Company is also the custodian for assets of the Plan. Plan participant Individually Directed Accounts (IDAs) are held at TD Ameritrade, unless a participant requests a different provider.

(b)	Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan (referenced as “Employer Contributions” in the Plan) for eligible employees of City National Bank and First American Equipment Finance are equal to a percentage of employee eligible compensation based on the change in Net Profit (as defined by the Plan) over the prior fiscal year, subject to an overall maximum Company contribution of 8% of Consolidated Net Profit reduced by matching contributions made for such fiscal year (which are not made by forfeitures). For Plan years 2019 and 2018, a profit sharing contribution of 6.989% and 6.798%, respectively, of each participant’s eligible compensation was made by the Company. For Plan year 2019, and separate from the contribution above, an Affiliate profit sharing contribution of 6% of each Affiliate participant’s eligible compensation was made by the Affiliate Employer. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant’s discretion in the same manner as the salary reduction contributions described below.

Under the 401(k) feature of the Plan, participants can contribute up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $19,000 and $18,500, respectively, for the years ended December 31, 2019 and 2018. Effective January 1, 2019, the Company increased its match on employee deferrals from 50% to 60% of the first 6% of eligible compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched “catch-up” deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $6,000 for the years ended December 31, 2019 and 2018. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(c)	Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and profit sharing contribution (if any), earnings or losses and administrative expenses as applicable. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(d)	Vesting

Participant contributions and the Company’s matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant’s normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company’s profit sharing contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Vested
Years of service	percentage
Less than 2 years	0%
2	25
3	50
4	75
5 or more	100

Any non-vested amounts in a terminated participant’s account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. During 2019 and 2018, forfeitures in the amounts of $1,338,837 and $1,334,352, respectively, were used in accordance with plan provisions as summarized above. As of December 31, 2019 and 2018, forfeited non-vested accounts totaled $7,160 and $11,371, respectively.

(e)	Benefit Payments

In accordance with Plan provisions, a participant may elect to receive a distribution of his or her entire vested accrued benefit upon the participant’s separation of service or attainment of age 59 ½. Under certain other conditions, such as for financial hardships defined by the Plan, a participant may request a withdrawal of his or her contributions.

In general, for distributions other than for financial hardship or withdrawal of employee after-tax contributions, the method of payment shall be based on the participant’s election and may be made in the form of a lump-sum payment, installments, or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or in-kind in accordance with the participant’s election and Plan provisions.

(f)	Notes Receivable from Participants

In accordance with provisions of the Plan’s Loan Program, loans to participants may be made in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant’s vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 3.5% to 9.25% and maturity dates ranged from January 2020 to January 2035 as of December 31, 2019. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(g)	Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(h)	Plan Amendments

The Plan was amended for provisions effective January 1, 2019 to: (1) increase the Company Match from 50% to 60% of the first 6% of compensation contributed by a participant to the Plan in a payroll period; (2) allow for the merger of an affiliate 401k plan (Convergent Capital Management LLC 401(k) Plan) into the Plan [as referenced in note (1)(a)], (3) remove certain restrictions applicable to distributions for alignment with protected benefits of the Convergent Capital Management plan and to enhance provisions for all participants; and (4) for compliance with certain mandated regulatory changes.

The Plan was amended effective January 1, 2020 to allow for the merger of the FilmTrack Inc. 401(k) Profit Sharing Plan into the Plan [as referenced in note (7)] and to account for certain protected benefits of FilmTrack Participants.

(2)	Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Common collective trust funds are valued at the NAV of units of the collective trust. Refer to Note 3 for a discussion of fair value measurements. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(e)	Payment of Participant Benefits

Participant benefits are recorded when paid.

(f)	Administrative Expenses

A portion of the administrative expenses of the Plan are paid by participants, and a portion is paid by the Company. A participant’s share of the administrative expense is charged on a per capita basis and allocated quarterly.

Individual expenses, such as loan and Individually Directed Account (IDA) fees, are charged to the applicable participant accounts based on whether a participant takes advantage of certain Plan features. For example, the Plan’s service providers charge a fee for processing loan applications and IDA transactions.

(g)	Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)	Concentrations

Investment in the common stock of Royal Bank of Canada comprises 7.6% and 8.6% of the Plan’s investments as of December 31, 2019 and 2018, respectively.

(3)	Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The inputs used in valuation techniques are prioritized as follows:

•	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets
•	Quoted prices for identical or similar assets or liabilities in inactive markets
•	Inputs other than quoted prices that are observable for the asset or liability
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

If the determination of fair value measurement for a particular asset or liability is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2019 and 2018.

Mutual funds and cash equivalents: Valued at the quoted NAV of shares held by the Plan at year-end.

U.S. Government securities: Valued using quoted prices and other inputs directly or indirectly observable for the asset. Prices for securities without market feeds are obtained through a third-party valuation source.

Common and preferred stock: Valued at the closing prices reported in active markets on which the individual securities are traded. Prices for securities without market feeds are obtained through a third-party valuation source using quoted prices.

Corporate debt: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Partnerships: Valued at the closing prices reported in active markets on which the individual securities are traded.

Other assets: Primarily consist of collaterized mortgage options, which are valued by third-party vendors based on observable market inputs.

Common collective trust fund: Valued at the NAV of units of the collective trust. The NAV, as provided by the trustee of the common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2019 and 2018, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair Value Measurement as of
	December 31, 2019, Using Input Type
Asset Type	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$98,077,644	$1,955,216	$—	$100,032,860
U.S. Government securities	—	489,353	—	489,353
Mutual funds	611,212,571	—	—	611,212,571
Common stock	108,896,752	4	—	108,896,756
Preferred stock	1,589,010	—	—	1,589,010
Corporate debt	—	458,513	—	458,513
Partnerships	234,591	—	—	234,591
Other assets	—	16,361	—	16,361
Total assets in the fair value hierarchy	820,010,568	2,919,447	—	822,930,015
Investments measured at net asset value (a)	—	—	—	281,238,479
Total investments, at fair value	$820,010,568	$2,919,447	$—	$1,104,168,494

	Fair Value Measurement as of
	December 31, 2018, Using Input Type
Asset Type	Level 1	Level 2	Level 3	Total
Cash equivalents	$89,861,407	$1,066,692	$—	$90,928,099
U.S. Government securities	—	800,803	—	800,803
Mutual funds	576,384,604	—	7,032	576,391,636
Common stock	90,848,714	256,018	46,410	91,151,142
Preferred stock	156,294	—	—	156,294
Corporate debt	—	400,146	—	400,146
Partnerships	661,642	—	—	661,642
Other assets	—	141,246	—	141,246
Total assets in the fair value hierarchy	757,912,661	2,664,905	53,442	760,631,008
Investments measured at net asset value (a)	—	—	—	86,554,156
Total investments, at fair value	$757,912,661	$2,664,905	$53,442	$847,185,164

(a)	In accordance with Topic 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent), as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(4)	Party-in-Interest Transactions

Certain Plan investments are shares of CNR Mutual Funds managed by City National Rochdale and shares of common stock of Royal Bank of Canada. CNR is a wholly owned subsidiary of City National Bank, which is an indirect, wholly-owned subsidiary of Royal Bank of Canada, and thus, these are party-in-interest transactions.

(5)	Income Taxes

The Company received a favorable tax determination letter on May 8, 2017 from the IRS stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the determination received in 2017 did not include Plan amendments executed after January 7, 2016, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan may be subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits between the financial statements and Form 5500 as of December 31, 2019 and 2018:

	2019	2018
Net assets available for benefits per the financial statements	$1,125,935,577	$862,207,942
Less interest income on notes receivable from participants	0	7,962
Net assets available for benefits per Form 5500	$1,125,935,577	$862,199,980

The following is a reconciliation of the net increase (decrease) in net assets available for benefits between the financial statements and the Form 5500 for the years ended December 31, 2019 and 2018:

	2019	2018
Net increase (decrease) in net assets available for benefits per the financial statements	$231,401,617	$(26,049,261)
Less interest income on notes receivable from participants	(7,962)	3,545
Net increase (decrease) in net assets available for benefits per Form 5500	$231,409,579	$(26,052,806)

(7)	Subsequent Events

During 2019, CNB acquired FilmTrack Inc. and effective January 1, 2020, the FilmTrack Inc. 401(k) Profit Sharing Plan was merged with and into the CNB Plan, and participants in the Plan became governed by the CNB Plan. Total assets merged into the Plan during January 2020 were approximately $3,719,000.

In January 2020, the World Health Organization ("WHO") announced a global health emergency due to COVID-19 and subsequently, in March 2020, the WHO classified the emergency as a pandemic (the "Pandemic"). The Pandemic has triggered volatility in financial markets and an overall negative impact on the global economy. As of the date of this report, the Plan has not incurred a significant decline in fair value since December 31, 2019, however because the values of the Plan's individual investments have and will fluctuate in response to changing market conditions, the amount of losses that could be recognized in subsequent periods, if any, cannot be determined. The full impact of the Pandemic continues to evolve as of the date of this report.

Effective January 1, 2020, and in accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the SECURE Act), the Plan recognized the mandated change in the Required Minimum Distribution beginning date from age 70 1/2 to age 72. Also during 2020, the Benefits Committee approved certain provisions for distributions and loans in accordance with the Coronavirus Aid, Relief and Economic Security Act (CARES Act). Applicable Plan provisions will be documented in Plan Amendment(s) in accordance with the SECURE and CARES Acts.

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	CASH EQUIVALENTS
	CNB Cash	141	CNB Cash	^	141
	Schwab Cash Account	14,254	Schwab Cash Account	^	14,254
	TD Asset Management Money Market Portfolio	6,317,676	TD Asset Management Money Market Portfolio	^	6,317,676
	Vanguard Federal Money Market	91,116,454	Vanguard Federal Money Market	^	91,116,454
*	CNB Deposit Sweep	529,872	CNB Deposit Sweep	^	529,872
	Federated Institutional Prime Value Obligations Fund Inst	95,241	Federated Institutional Prime Value Obligations Fund Inst	^	95,241
	Federated US Treasury Cash Reserves Svc	4,006	Federated US Treasury Cash Reserves Svc	^	4,006
			TOTAL CASH EQUIVALENTS		98,077,644

	SAVINGS AND CD'S
	Ameris Bank	125,000	Ameris Bank	^	125,013
	Bank Leumi USA NY NY	85,000	Bank Leumi USA NY NY	^	85,007
	Bar Harbor Bank & Trust	250,000	Bar Harbor Bank & Trust	^	250,023
	BMO Harris Bank Na	50,000	BMO Harris Bank Na	^	50,041
	Citizens Bank Na/Ri	36,000	Citizens Bank Na/Ri	^	36,005
	East-West Bank	250,000	East-West Bank	^	250,028
	First Natl Bank Long Isl	1,000	First Natl Bank Long Isl	^	1,000
	First Republic Bank	251,000	First Republic Bank	^	250,992
	First Republic Bank	345,000	First Republic Bank	^	344,976
	Luther Burbank Savings	250,000	Luther Burbank Savings	^	250,027
	Merchants Bnk Of Indiana	148,000	Merchants Bnk Of Indiana	^	148,069
	Pacific Western Bank	2,000	Pacific Western Bank	^	2,000
	Republic Bank & Trust Ky	26,000	Republic Bank & Trust Ky	^	25,998
	Santander Bank Na	9,000	Santander Bank Na	^	9,002
	SB One Bank	1,000	SB One Bank	^	1,000
	Suntrust Bank	125,000	Suntrust Bank	^	125,035
	Texas Capital Bank Na	1,000	Texas Capital Bank Na	^	1,000
			TOTAL SAVINGS AND CD'S		1,955,216

	GOVERNMENT SECURITIES
	Fannie Mae Al5866	16,859	Fannie Mae Al5866	^	17,176
	Federal Home Loan Note	30,000	Federal Home Loan Note	^	30,129
	Federal Home Loan Note	25,000	Federal Home Loan Note	^	25,612
	FHLMC Note	30,000	FHLMC Note	^	30,257
	FNMA Note	45,000	FNMA Note	^	45,347
	FNMA Note	25,000	FNMA Note	^	25,161
	FNMA Note	45,000	FNMA Note	^	46,016
	FNMA Note	20,000	FNMA Note	^	20,303
	FNMA Note	30,000	FNMA Note	^	31,232
	US Treasury Bill	35,000	US Treasury Bill	^	34,792
	US Treasury Bill	40,000	US Treasury Bill	^	39,809
	US Treasury Note/Bond	25,000	US Treasury Note/Bond	^	27,918
	US Treasury Note/Bond	30,000	US Treasury Note/Bond	^	30,112
	US Treasury Note/Bond	50,000	US Treasury Note/Bond	^	49,463
	US Treasury Note/Bond	15,000	US Treasury Note/Bond	^	15,800
	US Treasury Note/Bond	20,000	US Treasury Note/Bond	^	20,226
			TOTAL GOVERNMENT SECURITIES		489,353

	CORPORATE OBLIGATIONS
	Abbvie Inc	20,000	Abbvie Inc	^	21,130
	Goldman Sachs Group Inc	15,000	Goldman Sachs Group Inc	^	15,623
	Unitedhealth Group Inc	20,000	Unitedhealth Group Inc	^	20,391
	American Express Co	25,000	American Express Co	^	25,959
	Bank Of America Corp	25,000	Bank Of America Corp	^	25,117
	Bank Of Montreal	25,000	Bank Of Montreal	^	26,060
	CBL & Associates LP	27,000	CBL & Associates LP	^	16,200
	DowDupont Inc	15,000	DowDupont Inc	^	16,049
	General Dynamics Corp	15,000	General Dynamics Corp	^	15,252
	Gilead Sciences Inc	25,000	Gilead Sciences Inc	^	25,824
	JC Penney Corp Inc	20,000	JC Penney Corp Inc	^	18,800
	Jpmorgan Chase & Co	25,000	Jpmorgan Chase & Co	^	25,866
	Morgan Stanley	25,000	Morgan Stanley	^	26,122
	Nbcuniversal Media LLC	15,000	Nbcuniversal Media LLC	^	15,470
	Qwest Corporation	25,000	Qwest Corporation	^	28,764

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Reliance Steel & Alum	25,000	Reliance Steel & Alum	^	26,426
	Santander UK PLC	15,000	Santander UK PLC	^	16,036
	Simon Property Group LP	20,000	Simon Property Group LP	^	21,296
	Sumitomo Mitsui Finl Grp	15,000	Sumitomo Mitsui Finl Grp	^	15,234
	United Technologies Corp	15,000	United Technologies Corp	^	15,360
	Wells Fargo & Company	25,000	Wells Fargo & Company	^	26,433
	Westpac Banking Corp	15,000	Westpac Banking Corp	^	15,101
			TOTAL CORPORATE OBLIGATIONS		458,513

	PREFERRED STOCKS
	Annaly Capita 6.95% Pfd Ser F	1,455	Annaly Capita 6.95% Pfd Ser F	^	37,763
	Anthracite Capital Inc 9.375 (delisted 12/03/19)	1,000	Anthracite Capital Inc 9.375 (delisted 12/03/19)	^	0
	Assoc Banc Corp 5.875	1,500	Assoc Banc Corp 5.875	^	39,615
	Bank Of America Corp	10,000	Bank Of America Corp	^	266,000
	Bank Of America Corp 5.875%	1,500	Bank Of America Corp 5.875%	^	40,575
	Capital One Financial Co 5	10,000	Capital One Financial Co 5	^	250,900
	CBL & Associates Prop 7.375%	17,000	CBL & Associates Prop 7.375%	^	84,150
	Citigroup Capital XIII 7.875 10/30/2040	1,000	Citigroup Capital XIII 7.875 10/30/2040	^	27,800
	Colony Capital Inc 8.25% (delisted 01/10/20)	3,000	Colony Capital Inc 8.25% (delisted 01/10/20)	^	75,900
	Fifth Third Bancorp 6%	1,426	Fifth Third Bancorp 6%	^	39,058
	Gaslog Partners Pp 8.625%	200	Gaslog Partners Pp 8.625%	^	5,066
	Istar Finl Inc Pfd Ser D	2,000	Istar Finl Inc Pfd Ser D	^	51,320
	JPMorgan Chase SER DD	1,000	JPMorgan Chase SER DD	^	27,330
	Keycorp	2,000	Keycorp	^	54,060
	New Residential Inv Corp 7.125	100	New Residential Inv Corp 7.125	^	2,592
	Nextera Energy Capital	4,177	Nextera Energy Capital	^	114,993
	Pebblebrook Hotel Trust 6.375%	320	Pebblebrook Hotel Trust 6.375%	^	8,128
	Peoples United Financial Inc Pfd Ser A	1,834	Peoples United Financial Inc Pfd Ser A	^	51,645
	Regions Financial Corporation Dep Shs Repstg	960	Regions Financial Corporation Dep Shs Repstg	^	27,091
	Seaspan Corp 8.25%	100	Seaspan Corp 8.25%	^	2,589
	Southern Co 6.25 10/15/2075	2,200	Southern Co 6.25 10/15/2075	^	58,014
	Two Hbrs Invt Corp Pfd 7.625 Ser B	2,000	Two Hbrs Invt Corp Pfd 7.625 Ser B	^	54,880
	Two Harbors Inv Corp 7.75%	100	Two Harbors Inv Corp 7.75%	^	2,532
	Two Hbrs Invt Corp Pfd	2,000	Two Hbrs Invt Corp Pfd	^	55,500
	Wells Fargo & Company 7.5%	146	Wells Fargo & Company 7.5%	^	211,509
			TOTAL PREFERRED STOCKS		1,589,010

	COMMON STOCKS
	1933 Industries Inc	500	1933 Industries Inc	^	76
	58.Com Inc-ADR	5	58.Com Inc-ADR	^	324
	98212N107	100	98212N107	^	639
	Abbott Laboratories	188	Abbott Laboratories	^	16,322
	Abbvie Inc	141	Abbvie Inc	^	12,519
	Abiomed Inc	30	Abiomed Inc	^	5,118
	Acadia Pharmaceuticals Inc	25	Acadia Pharmaceuticals Inc	^	1,069
	Accenture PLC	363	Accenture PLC	^	76,458
	Acreage Holdings Inc Sub	750	Acreage Holdings Inc Sub	^	4,437
	Adamis Pharmaceuticals Corp	1,425	Adamis Pharmaceuticals Corp	^	998
	Adobe Inc	513	Adobe Inc	^	169,192
	ADT Inc	2,500	ADT Inc	^	19,825
	Advanced Micro Devices	2,175	Advanced Micro Devices	^	99,745
	Advaxis Inc	23	Advaxis Inc	^	20
	Aerie Pharmaceuticals Inc	50	Aerie Pharmaceuticals Inc	^	1,208
	Aerovironment Inc	5	Aerovironment Inc	^	309
	Aflac Inc	208	Aflac Inc	^	10,991
	Agenus Inc	1,000	Agenus Inc	^	4,070
	AGNC Investment Corp	312	AGNC Investment Corp	^	5,509
	Air Lease Corp A	4	Air Lease Corp A	^	190
	Aircastle Ltd (acquired 03/30/20)	500	Aircastle Ltd (acquired 03/30/20)	^	16,005
	Akamai Technologies	607	Akamai Technologies	^	52,432
	Akebia Therapeutics Inc	500	Akebia Therapeutics Inc	^	3,160
	Akoustis Technologies Inc	705	Akoustis Technologies Inc	^	5,640
	Alarm.Com Holdings Inc	20	Alarm.Com Holdings Inc	^	858
	Alcoa Inc	11	Alcoa Inc	^	236
	Alcon Inc	68	Alcon Inc	^	3,847
	Aleafia Health Inc	250	Aleafia Health Inc	^	116
	Alector Inc	50	Alector Inc	^	862
	Alexion Pharmaceutical	100	Alexion Pharmaceutical	^	10,815
	Alibaba Group Holding-Sp ADR	1,524	Alibaba Group Holding-Sp ADR	^	323,240
	Allstate Corp	5	Allstate Corp	^	562
	Alphabet Inc CL A	264	Alphabet Inc CL A	^	353,599
	Alphabet Inc Cl C	44	Alphabet Inc Cl C	^	58,829
	Alteryx Inc - Class A	20	Alteryx Inc - Class A	^	2,001
	Altria Group Inc	1,716	Altria Group Inc	^	85,633
	Amarin Corporation Plc -ADR	3,605	Amarin Corporation Plc -ADR	^	77,291
	Amazon Com Inc	380	Amazon Com Inc	^	702,178
	Ambarella Inc	100	Ambarella Inc	^	6,056
	American Electric Power Co	240	American Electric Power Co	^	22,682
	American Express Co.	202	American Express Co.	^	25,159
	American International Group	500	American International Group	^	25,665
	American Water Works Co Inc	529	American Water Works Co Inc	^	64,987
	American Xtal Tech Inc.	100	American Xtal Tech Inc.	^	435

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Amgen Inc	68	Amgen Inc	^	16,476
	Amico Games Corp (delisted 11/10/14)	250	Amico Games Corp (delisted 11/10/14)	^	0
	Amphenol Cl A	486	Amphenol Cl A	^	52,599
	Analog Devices Inc	52	Analog Devices Inc	^	6,183
	Anglo American Plc ADR	199	Anglo American Plc ADR	^	2,858
	Anheuser Busch Inbev	23	Anheuser Busch Inbev	^	1,846
	Anixa Biosciences Inc	240	Anixa Biosciences Inc	^	787
	Annaly Capital Management Inc	6,933	Annaly Capital Management Inc	^	65,311
	Anthem Inc	5	Anthem Inc	^	1,510
	Apache Corp	4,600	Apache Corp	^	117,714
	Aphria Inc	320	Aphria Inc	^	1,670
	Apple Hospitality REIT Inc	350	Apple Hospitality REIT Inc	^	5,687
	Apple Inc	4,343	Apple Inc	^	1,275,461
	Applied Material	274	Applied Material	^	16,728
	Aptiv PLC	73	Aptiv PLC	^	6,934
	Aquabounty Technologies Inc	1	Aquabounty Technologies Inc	^	2
	Arbor Realty Trust Inc	485	Arbor Realty Trust Inc	^	6,956
	Archer Daniels Midland	200	Archer Daniels Midland	^	9,270
	Arcimoto Inc	400	Arcimoto Inc	^	644
	Arconic Inc (hwm 04/01/20)	83	Arconic Inc (hwm 04/01/20)	^	2,554
	Ardelyx Inc	155	Ardelyx Inc	^	1,163
	Arena Pharmaceuticals	145	Arena Pharmaceuticals	^	6,586
	Ares Capital Corp	25,169	Ares Capital Corp	^	469,404
	Ares Management Corp	1	Ares Management Corp	^	39
	Arista Networks Inc	60	Arista Networks Inc	^	12,204
	Armour Residential Reit Inc	33	Armour Residential Reit Inc	^	590
	Arthur J Gallagher	120	Arthur J Gallagher	^	11,428
	Artistdirect Inc (Delisted 8/5/2009)	80	Artistdirect Inc (Delisted 8/5/2009)	^	0
	Asanko Gold Inc (gau 05/05/20)	50	Asanko Gold Inc (gau 05/05/20)	^	47
	AT&T Inc	17,575	AT&T Inc	^	686,840
	Athenex Inc	200	Athenex Inc	^	3,054
	Atlassian Corp Plc Cl A	100	Atlassian Corp Plc Cl A	^	12,034
	Aurora Cannabis Inc	216	Aurora Cannabis Inc	^	467
	Autolus Therapeutics PLC	175	Autolus Therapeutics PLC	^	2,310
	Auxly Cannabis Group Inc	1,480	Auxly Cannabis Group Inc	^	632
	Avangrid Inc	305	Avangrid Inc	^	15,604
	Aveo Pharmaceuticals Inc (aveo 2/20/20)	40,600	Aveo Pharmaceuticals Inc (aveo 2/20/20)	^	25,347
	Avid Technology Inc.	8	Avid Technology Inc.	^	69
	Axa Equitable Holdings Inc (eqh 01/14/20)	200	Axa Equitable Holdings Inc (eqh 01/14/20)	^	4,956
	Axis Capital Holdings Ltd	53	Axis Capital Holdings Ltd	^	3,177
	Axon Enterprise Inc	25	Axon Enterprise Inc	^	1,832
	Axos Financial Inc	1	Axos Financial Inc	^	30
	B&G Foods Inc A	375	B&G Foods Inc A	^	6,724
	Baidu Inc	1,010	Baidu Inc	^	127,664
	Banco Bilbao Vizcaya ADR	1	Banco Bilbao Vizcaya ADR	^	6
	Banco Santander Adr	9,502	Banco Santander Adr	^	39,336
	Bank Of America Corp	22,521	Bank Of America Corp	^	793,203
	Barclays Plc ADR	1	Barclays Plc ADR	^	10
	Barrick Gold Corp	30	Barrick Gold Corp	^	559
	BASF AG Spons ADR	150	BASF AG Spons ADR	^	2,835
	Bausch Health Cos Inc	3,802	Bausch Health Cos Inc	^	113,756
	Bayer Ag Sponsored ADR	40	Bayer Ag Sponsored ADR	^	817
	Bce Inc Com	280	Bce Inc Com	^	12,978
	Becton Dickinson & Co	142	Becton Dickinson & Co	^	38,620
	Bed Bath And Beyond Inc	1,845	Bed Bath And Beyond Inc	^	31,912
	Belo Sun Mining Corp	750	Belo Sun Mining Corp	^	289
	Berkshire Hathaway Inc Cl B	3,756	Berkshire Hathaway Inc Cl B	^	850,734
	Best Buy Co	100	Best Buy Co	^	8,780
	Beyond Meat Inc	300	Beyond Meat Inc	^	22,680
	BHP Billiton Plc-Adr	50	BHP Billiton Plc-Adr	^	2,346
	BHP Limited	98	BHP Limited	^	5,361

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Bio-Techne Corp	1	Bio-Techne Corp	^	220
	Black Iron Inc	20,000	Black Iron Inc	^	1,320
	Blackrock 2001 Term Tr Inc	20	Blackrock 2001 Term Tr Inc	^	10,054
	Blackrock Science & Tech Tr	203	Blackrock Science & Tech Tr	^	6,755
	Blackstone Group Inc	25,535	Blackstone Group Inc	^	1,428,408
	Bloom Energy Corp- A	20,040	Bloom Energy Corp- A	^	149,699
	Bluelinx Holdings Inc	100	Bluelinx Holdings Inc	^	1,425
	Boeing Company	190	Boeing Company	^	61,979
	Boingo Wireless Inc	800	Boingo Wireless Inc	^	8,760
	Booking Holdings Inc	9	Booking Holdings Inc	^	18,484
	Borg Warner Automotive Inc	20	Borg Warner Automotive Inc	^	868
	Box Inc - Class A	220	Box Inc - Class A	^	3,692
	Boyd Gaming Corp	75	Boyd Gaming Corp	^	2,246
	Bp Plc Spons Adr	551	Bp Plc Spons Adr	^	20,807
	Bristol-Myers Squibb Co	726	Bristol-Myers Squibb Co	^	46,584
	Broadcom Ltd	16	Broadcom Ltd	^	5,153
	Brooks Automation Inc	15	Brooks Automation Inc	^	629
	Cabot Oil & Gas Corp. Class A	430	Cabot Oil & Gas Corp. Class A	^	7,486
	Callon Petroleum Co	2,000	Callon Petroleum Co	^	9,660
	Cameco Corp	70	Cameco Corp	^	623
	Camping World Holdings Inc-A	48	Camping World Holdings Inc-A	^	706
	Canada Goose Holdings Inc	270	Canada Goose Holdings Inc	^	9,785
	Cannabix Technologies Inc	65	Cannabix Technologies Inc	^	19
	Cannlabs Inc	550	Cannlabs Inc	^	28
	CannTrust Holdings Inc	74	CannTrust Holdings Inc	^	69
	Canon Adr Inc.	210	Canon Adr Inc.	^	5,734
	Canopy Growth Corp	1,960	Canopy Growth Corp	^	41,336
	Capital One Financial Corp Com	70	Capital One Financial Corp Com	^	7,204
	Capricor Therapeutics Inc	1	Capricor Therapeutics Inc	^	1
	Cara Therapeutics Inc	4,000	Cara Therapeutics Inc	^	64,440
	Carnival Corp.	20	Carnival Corp.	^	1,017
	Catalyst Pharmaceuticals Inc	800	Catalyst Pharmaceuticals Inc	^	3,000
	Cbl & Associates Properties	11,000	Cbl & Associates Properties	^	11,550
	Celldex Therapeutics Inc	1	Celldex Therapeutics Inc	^	2
	Centene Corp	140	Centene Corp	^	8,802
	Centerpoint Energy Inc	405	Centerpoint Energy Inc	^	11,044
	CenturyLinkl Inc	30	CenturyLinkl Inc	^	396
	Cerence Inc	6	Cerence Inc	^	136
	Ceva Inc	25	Ceva Inc	^	674
	Champion Iron Ltd	500	Champion Iron Ltd	^	915
	Charles Riv Labs Intl	274	Charles Riv Labs Intl	^	41,856
	Charles Schwab Corporation	20	Charles Schwab Corporation	^	951
	Charlottes Web Holdings Inc	150	Charlottes Web Holdings Inc	^	1,152
	Charter Communications New Cl A	15	Charter Communications New Cl A	^	7,276
	Chemocentryx Inc	300	Chemocentryx Inc	^	11,865
	Cheniere Energy Inc	20	Cheniere Energy Inc	^	1,221
	Chesapeake Energy Corp (chk 04/15/20)	700	Chesapeake Energy Corp (chk 04/15/20)	^	578
	Chevron Corp	1,110	Chevron Corp	^	133,793
	Chimera Investment Corp	30	Chimera Investment Corp	^	617
	China Lending Corp (rahg.f 01/08/20)	1	China Lending Corp (rahg.f 01/08/20)	^	0
	China Mobile Ltd ADR	470	China Mobile Ltd ADR	^	19,857
	China Pete&chem Cp Ads	25	China Pete&chem Cp Ads	^	1,504
	China Rapid Finance Ltd ADR	300	China Rapid Finance Ltd ADR	^	1,107
	Chineseinvestors.Com Inc	2,600	Chineseinvestors.Com Inc	^	416
	Chubb Ltd	237	Chubb Ltd	^	36,891
	Cigna Corp	76	Cigna Corp	^	15,541
	Cincinnatti Financial Corp	180	Cincinnatti Financial Corp	^	18,927
	Cintas Corp	335	Cintas Corp	^	90,142
	Cisco Systems Inc	1,394	Cisco Systems Inc	^	66,869
	Citigroup Inc	1,928	Citigroup Inc	^	154,025
	Cleveland Cliffs Inc	1,500	Cleveland Cliffs Inc	^	12,600
	Cloudera Inc	11,984	Cloudera Inc	^	139,374
	Clovis Oncology Inc	100	Clovis Oncology Inc	^	1,043
	CME Group Inc	266	CME Group Inc	^	53,392
	Cms Energy Corp	397	Cms Energy Corp	^	24,948
	Cnooc Ltd Spd Adr	35	Cnooc Ltd Spd Adr	^	5,862
	Coca-Cola Company	1,100	Coca-Cola Company	^	60,904
	Cognex Corp	130	Cognex Corp	^	7,300
	Cognizant Tech Solutns Cl. A	32	Cognizant Tech Solutns Cl. A	^	1,985
	Coherus Biosciences Inc	200	Coherus Biosciences Inc	^	3,601
	Colgate-Palmolive	648	Colgate-Palmolive	^	44,608
	Columbia Bkg Sys Inc.	300	Columbia Bkg Sys Inc.	^	12,206

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Comcast Corp Cl A	3,586	Comcast Corp Cl A	^	161,262
	Commscope Holding Co Inc	200	Commscope Holding Co Inc	^	2,838
	Community Healthcare Trust I	1,555	Community Healthcare Trust I	^	66,663
	Comstock Resources Inc	450	Comstock Resources Inc	^	3,704
	Conagra Brands Inc	700	Conagra Brands Inc	^	23,968
	Conocophillips	974	Conocophillips	^	63,319
	Constellation Brands Cl. A	174	Constellation Brands Cl. A	^	33,022
	Constellium SE- Class A	100	Constellium SE- Class A	^	1,340
	Core One Labs Inc	44	Core One Labs Inc	^	14
	Corning Inc	176	Corning Inc	^	5,121
	Corteva Inc	40	Corteva Inc	^	1,188
	Costco Wholesale Corp-New	529	Costco Wholesale Corp-New	^	155,596
	Covetrus Inc	160	Covetrus Inc	^	2,112
	Credit Suisse Group Spon Adr	1	Credit Suisse Group Spon Adr	^	14
	Cresco Labs Inc Subordinate	60	Cresco Labs Inc Subordinate	^	411
	Crispr Therapeutics AG	52	Crispr Therapeutics AG	^	3,167
	Criteo SA-Spon ADR	1,480	Criteo SA-Spon ADR	^	25,648
	Cronos Group Inc	10,385	Cronos Group Inc	^	79,653
	Crown Castle Intl Corp	1,637	Crown Castle Intl Corp	^	232,700
	Curaleaf Holdings Inc	425	Curaleaf Holdings Inc	^	2,682
	CV Sciences Inc	200	CV Sciences Inc	^	193
	CVS Health Corp	547	CVS Health Corp	^	40,631
	Cyber-Ark Software Ltd/Israe	76	Cyber-Ark Software Ltd/Israe	^	8,860
	Cypress Semiconductor Corp (acquired 04/17/20)	135	Cypress Semiconductor Corp (acquired 04/17/20)	^	3,150
	Daimlerchrysler Ag	50	Daimlerchrysler Ag	^	2,724
	Danaher Corp Del	400	Danaher Corp Del	^	61,392
	Dbs Group Hldgs Ltd. Spon Adr	100	Dbs Group Hldgs Ltd. Spon Adr	^	7,699
	Dean Foods Co New	11,550	Dean Foods Co New	^	693
	Deep Rock Oil & Gas Inc (delisted)	101	Deep Rock Oil & Gas Inc (delisted)	^	0
	Deere & Co.	5	Deere & Co.	^	866
	Dell Technologies -C	99	Dell Technologies -C	^	5,088
	Delta Air Lines Inc	105	Delta Air Lines Inc	^	6,118
	Dermtech Inc	100	Dermtech Inc	^	1,240
	Deutsche Bank Ag Ord	463	Deutsche Bank Ag Ord	^	3,606
	Devon Energy Corp New	201	Devon Energy Corp New	^	5,232
	Dexcom Inc	50	Dexcom Inc	^	10,937
	Digatrade Financial Corp	101	Digatrade Financial Corp	^	0
	Disney Walt Co	1,438	Disney Walt Co	^	207,949
	DNIB Unwind Inc (delisted 10/11/16)	15,000	DNIB Unwind Inc (delisted 10/11/16)	^	0
	Docusign Inc	216	Docusign Inc	^	16,008
	Dolby Laboratories Inc A	248	Dolby Laboratories Inc A	^	17,062
	Dominion Energy Inc	142	Dominion Energy Inc	^	11,760
	Donnelley Financial Solutions Inc	400	Donnelley Financial Solutions Inc	^	4,188
	Dow Inc	45	Dow Inc	^	2,454
	Dragon Victory International	1	Dragon Victory International	^	1
	Dropbox Inc Class A	350	Dropbox Inc Class A	^	6,269
	Duke Energy Corp	275	Duke Energy Corp	^	25,083
	DuPont de Nemours Inc	42	DuPont de Nemours Inc	^	2,708
	DXC Technology Co	40	DXC Technology Co	^	1,504
	Dynacor Gold Mines Inc	800	Dynacor Gold Mines Inc	^	1,008
	Eaton Corp PLC	135	Eaton Corp PLC	^	12,787
	Ebay Inc	400	Ebay Inc	^	14,444
	Ecolab Inc	50	Ecolab Inc	^	9,650
	Edison Intl	25	Edison Intl	^	1,885
	Editas Medicine Inc	110	Editas Medicine Inc	^	3,257
	Edwards Lifesciences	611	Edwards Lifesciences	^	142,540
	Elanco Animal Health Inc	499	Elanco Animal Health Inc	^	14,696
	Elanco Animal Health Inc	500	Elanco Animal Health Inc	^	0
	Emerald Health Therapeutics	1,015	Emerald Health Therapeutics	^	245
	Energous Corp	115	Energous Corp	^	204
	Eni SPA Sponsored ADR	170	Eni SPA Sponsored ADR	^	5,263
	Enphase Energy Inc	10	Enphase Energy Inc	^	261
	Epam Systems Inc	20	Epam Systems Inc	^	4,243
	Epizyme Inc	1	Epizyme Inc	^	25
	EPR Properties	215	EPR Properties	^	15,188
	Equifax Inc.	1	Equifax Inc.	^	140
	Equinix Inc	51	Equinix Inc	^	29,769

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Equinox Gold Corp	50	Equinox Gold Corp	^	385
	Essex Property Trust Inc	126	Essex Property Trust Inc	^	37,908
	Eton Pharmaceuticals Inc	460	Eton Pharmaceuticals Inc	^	3,312
	Etsy Inc	187	Etsy Inc	^	8,284
	Eurobank Ergasias Sa-Uns ADR (29873d104 4/13/20)	4,685	Eurobank Ergasias Sa-Uns ADR (29873d104 4/13/20)	^	2,263
	Eventbrite Inc-Class A	215	Eventbrite Inc-Class A	^	4,337
	Eversource Energy	230	Eversource Energy	^	19,566
	Everspin Technologies Inc	100	Everspin Technologies Inc	^	526
	Evolent Health Inc - A	286	Evolent Health Inc - A	^	2,588
	Exact Sciences Corp	19,078	Exact Sciences Corp	^	1,764,333
	Exelixis Inc	800	Exelixis Inc	^	14,096
	Expedia Group Inc	5	Expedia Group Inc	^	541
	Exxon-Mobil Corporation	5,906	Exxon-Mobil Corporation	^	412,147
	Facebook Inc-A	4,783	Facebook Inc-A	^	981,711
	Fate Therapeutics Inc	100	Fate Therapeutics Inc	^	1,957
	Fedex Corp	2	Fedex Corp	^	302
	Fidelity National Information	85	Fidelity National Information	^	11,884
	Fifth Third Bancorp	203	Fifth Third Bancorp	^	6,253
	Fireeye Inc	1,000	Fireeye Inc	^	16,530
	First Majestic Silver Corp	275	First Majestic Silver Corp	^	3,372
	First Mining Gold Corp	2,000	First Mining Gold Corp	^	386
	First Regional Bancorp/Cal (delisted 11/5/14)	250	First Regional Bancorp/Cal (delisted 11/5/14)	^	0
	First Solar Inc	5	First Solar Inc	^	280
	Fluor Corp	100	Fluor Corp	^	1,888
	FMC Corp	30	FMC Corp	^	2,995
	Ford Motor Co New	1,674	Ford Motor Co New	^	15,570
	Fortive Corp	15	Fortive Corp	^	1,146
	Fortuna Silver Mines Inc	125	Fortuna Silver Mines Inc	^	510
	Franco Nevada Corp	6	Franco Nevada Corp	^	631
	Franklin Resources Inc	390	Franklin Resources Inc	^	10,132
	Freddie Mac	275	Freddie Mac	^	826
	Freeport-Mcmoran Inc	21,768	Freeport-Mcmoran Inc	^	285,600
	Freeseas Inc	1	Freeseas Inc	^	0
	Fuelcell Energy Corp	33	Fuelcell Energy Corp	^	83
	Future Farm Technologies Inc	400	Future Farm Technologies Inc	^	10
	Galapagos Nv Spon ADR	13	Galapagos Nv Spon ADR	^	2,689
	GB Sciences Inc	265	GB Sciences Inc	^	11
	GBT Technologies Inc	2	GBT Technologies Inc	^	1
	General Cannabis Corp	3,571	General Cannabis Corp	^	2,254
	General Electric Co	7,848	General Electric Co	^	87,583
	General Mills	128	General Mills	^	6,876
	Generation Alpha Inc	300	Generation Alpha Inc	^	4
	Gildan Activewear Inc Cl A	150	Gildan Activewear Inc Cl A	^	4,430
	Gilead Sciences Inc	374	Gilead Sciences Inc	^	24,300
	Glencore International PLC	143	Glencore International PLC	^	438
	Glencore Xstrata -Unsp ADR	776	Glencore Xstrata -Unsp ADR	^	4,798
	Global Blood Therapeutics In	100	Global Blood Therapeutics In	^	7,949
	Global Cannabis Applications Corp	8,000	Global Cannabis Applications Corp	^	200
	Glu Mobile Inc	90	Glu Mobile Inc	^	545
	Glycomimetics Inc	800	Glycomimetics Inc	^	4,232
	Gold Fields Ltd New Spd Adr	150	Gold Fields Ltd New Spd Adr	^	990
	Gold Standard Ventures Corp	500	Gold Standard Ventures Corp	^	428
	Goldmining Inc	430	Goldmining Inc	^	439
	Gossamer Bio Inc	25	Gossamer Bio Inc	^	391
	Graphite Energy Corp	240	Graphite Energy Corp	^	0
	Green Dot Corp A	51	Green Dot Corp A	^	1,188
	Green Organic Dutchman Holdi	1,675	Green Organic Dutchman Holdi	^	972
	Green Thumb Industries Inc	550	Green Thumb Industries Inc	^	5,363
	Grow Solutions Holdings Inc	6,000	Grow Solutions Holdings Inc	^	9
	Growgeneration Corp	110	Growgeneration Corp	^	451
	Gs Enviroservices Inc (delisted 10/04/17)	250	Gs Enviroservices Inc (delisted 10/04/17)	^	0
	GTT Communications Inc	100	GTT Communications Inc	^	1,135
	Guidewire Software Inc	100	Guidewire Software Inc	^	10,977
	GW Pharmaceuticals -ADR	40	GW Pharmaceuticals -ADR	^	4,182
	Hain Food Group Inc	676	Hain Food Group Inc	^	17,546
	Halliburton Company	91	Halliburton Company	^	2,219
	Halo Labs Inc	750	Halo Labs Inc	^	161
	Hanni Financial Corp	100	Hanni Financial Corp	^	2,000
	Harpoon Therapeutics Inc	40	Harpoon Therapeutics Inc	^	592
	Hartford Financial Services Group	1	Hartford Financial Services Group	^	61
	Harvest Health & Recreation	175	Harvest Health & Recreation	^	552
	HD Supply Holdings Inc	140	HD Supply Holdings Inc	^	5,631
	HDFC Bank Ltd Adr	100	HDFC Bank Ltd Adr	^	6,337
	Healthcare Trust Of America	460	Healthcare Trust Of America	^	13,929
	Healthpeak Properties Inc	11	Healthpeak Properties Inc	^	379
	Helix Tcs Inc	250	Helix Tcs Inc	^	115
	Hemacare Corp (acq/del 1/06/20)	478	Hemacare Corp (acq/del 1/06/20)	^	12,070
	Henry Schein Inc	400	Henry Schein Inc	^	26,688

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Hercules Capital Inc	2,000	Hercules Capital Inc	^	28,040
	Heron Therapeutics Inc	600	Heron Therapeutics Inc	^	14,100
	Hewlette Packard Enterprise	350	Hewlette Packard Enterprise	^	5,551
	Hexo Corp	60	Hexo Corp	^	95
	Himax Technologies Inc- ADR	5,000	Himax Technologies Inc- ADR	^	13,300
	Home Depot Incorporated	655	Home Depot Incorporated	^	143,031
	Hon Hai Precision-Gdr Reg S	77	Hon Hai Precision-Gdr Reg S	^	470
	Honeywell International	701	Honeywell International	^	124,077
	Houghton Mifflin Harcourt Co	300	Houghton Mifflin Harcourt Co	^	1,875
	Hsbc Hldgs PLC	1	Hsbc Hldgs PLC	^	39
	Hudson Pacific Properties In	225	Hudson Pacific Properties In	^	8,471
	Huntington Bancshares	584	Huntington Bancshares	^	8,807
	IAC/InteractiveCorp	10	IAC/InteractiveCorp	^	2,491
	Identiv Inc	800	Identiv Inc	^	4,512
	Idexx Laboratories Inc	40	Idexx Laboratories Inc	^	10,445
	II VI Inc	200	II VI Inc	^	6,734
	Illumina Inc	106	Illumina Inc	^	35,164
	Immunocellular Therapeutics	58,750	Immunocellular Therapeutics	^	2,009
	Impala Platinum Spon Adr	200	Impala Platinum Spon Adr	^	2,048
	Impinj Inc	45	Impinj Inc	^	1,164
	Ingersoll Rand PLC (tt 03/02/20)	266	Ingersoll Rand PLC (tt 03/02/20)	^	35,357
	Inmed Pharmaceuticals Inc	350	Inmed Pharmaceuticals Inc	^	63
	Innovative Industrial Proper	30	Innovative Industrial Proper	^	2,280
	Inogen Inc	49	Inogen Inc	^	3,348
	Inpixon (inpx 01/07/20)	100	Inpixon (inpx 01/07/20)	^	11
	Intec Pharma Ltd	12,900	Intec Pharma Ltd	^	6,450
	Intel Corporation	1,559	Intel Corporation	^	93,315
	Intellia Therapeutics Inc	500	Intellia Therapeutics Inc	^	7,335
	Intercept Pharmaceuticals In	200	Intercept Pharmaceuticals In	^	24,784
	Interpublic Group Co	380	Interpublic Group Co	^	8,778
	Intl Business Machines Inc	1,097	Intl Business Machines Inc	^	147,011
	Intra-Cellular Therapies Inc	1	Intra-Cellular Therapies Inc	^	34
	Intrexon Corp (pgen 2/03/20)	300	Intrexon Corp (pgen 2/03/20)	^	1,644
	Intuitive Surgical	5	Intuitive Surgical	^	2,956
	Invictus Md Strategies Corp	1,000	Invictus Md Strategies Corp	^	80
	Invitae Corp	1,072	Invitae Corp	^	17,291
	Invitation Homes Inc	142	Invitation Homes Inc	^	4,256
	Iovance Biotherapeutics Inc	100	Iovance Biotherapeutics Inc	^	2,768
	IPG Photonics Corp	120	IPG Photonics Corp	^	17,390
	Iqiyi Inc-ADR	1,896	Iqiyi Inc-ADR	^	40,025
	Irhythm Technologies Inc	1	Irhythm Technologies Inc	^	68
	Irobot Corp	5	Irobot Corp	^	253
	Iron Mountain Inc	30	Iron Mountain Inc	^	960
	Isracann Biosciences Inc	2,000	Isracann Biosciences Inc	^	720
	Jc Penney	5,283	Jc Penney	^	5,917
	JD.com Inc-ADR	481	JD.com Inc-ADR	^	16,946
	Johnson & Johnson	268	Johnson & Johnson	^	39,093
	JPMorgan Chase & Co	1,573	JPMorgan Chase & Co	^	219,337
	Kaleido Biosciences Inc	60	Kaleido Biosciences Inc	^	301
	Kansas City Southern	5	Kansas City Southern	^	766
	Karyopharm Therapeutics Inc	3,000	Karyopharm Therapeutics Inc	^	57,510
	Keycorp	399	Keycorp	^	8,071
	Keysight Technologies Inc	96	Keysight Technologies Inc	^	9,853
	Kimberly Clark	110	Kimberly Clark	^	15,131
	Kinder Morgan Inc	325	Kinder Morgan Inc	^	6,880
	Kratos Def & Sec Solutions Inc	100	Kratos Def & Sec Solutions Inc	^	1,801
	Kroger Co	104	Kroger Co	^	3,010
	KushCo Holdings Inc	616	KushCo Holdings Inc	^	1,010
	Lam Research Corp	33	Lam Research Corp	^	9,593
	Lamar Advertising Co A	210	Lamar Advertising Co A	^	18,745
	Lamb Weston Holdings Inc	233	Lamb Weston Holdings Inc	^	20,045
	Las Vegas Sands Corp	14	Las Vegas Sands Corp	^	969
	Lennar Corp - B	2	Lennar Corp - B	^	89
	Lexaria Bioscience Corp	15	Lexaria Bioscience Corp	^	6
	LG Display Co Ltd ADR	5,450	LG Display Co Ltd ADR	^	37,823
	Liberty Property Trust (pld 02/04/20)	340	Liberty Property Trust (pld 02/04/20)	^	20,417
	Linde PLC	203	Linde PLC	^	43,219
	Lions Gate Entertainment Corp	375	Lions Gate Entertainment Corp	^	3,998
	Lions Gate Entertainment-B	375	Lions Gate Entertainment-B	^	3,724
	Liquidity Services Inc	250	Liquidity Services Inc	^	1,490
	Livent Corp	28	Livent Corp	^	239
	Lloyds Banking Group PLC ADR	1	Lloyds Banking Group PLC ADR	^	3
	Lockheed Martin Corp	138	Lockheed Martin Corp	^	53,853
	Logicbio Therapeutics Inc	55	Logicbio Therapeutics Inc	^	396

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Lowes Co Inc	184	Lowes Co Inc	^	22,036
	Lucara Diamond Corp	465	Lucara Diamond Corp	^	304
	Luckin Coffee Inc	520	Luckin Coffee Inc	^	20,467
	Lumber Liquidators Holdings	1,260	Lumber Liquidators Holdings	^	12,310
	Lumentum Holdings Inc	15	Lumentum Holdings Inc	^	1,190
	Lyft Inc A	315	Lyft Inc A	^	13,551
	MACOM Technology Solutions Holdings Inc	250	MACOM Technology Solutions Holdings Inc	^	6,650
	Macquarie Infrastructure Corp	101	Macquarie Infrastructure Corp	^	4,327
	Magna Int'l Inc.	917	Magna Int'l Inc.	^	50,288
	Mallinckrodt PLC	101	Mallinckrodt PLC	^	353
	Mankind Corp	2,100	Mankind Corp	^	2,709
	Marathon Petroleum Corp	100	Marathon Petroleum Corp	^	6,025
	Marijuana Company Of America	92	Marijuana Company Of America	^	7
	Marriot Vacations World	1	Marriot Vacations World	^	129
	Marvell Technology Group LTD	80	Marvell Technology Group LTD	^	2,125
	Massroots	825	Massroots	^	4
	Mastercard Inc A	1,296	Mastercard Inc A	^	386,965
	Matson Inc	139	Matson Inc	^	5,655
	Maxim Integrated Prods Inc	106	Maxim Integrated Prods Inc	^	6,548
	McDermott Int'l (mdriq 01/23/20)	440	McDermott Int'l (mdriq 01/23/20)	^	298
	Mcdonalds Corp	291	Mcdonalds Corp	^	57,505
	McEwen Mining Inc	365	McEwen Mining Inc	^	464
	mCloud Technologies Corp (mcld.f 01/13/20)	130	mCloud Technologies Corp (mcld.f 01/13/20)	^	497
	Medical Marijuana Inc	29,950	Medical Marijuana Inc	^	626
	Medical Properties Trust Inc	1,000	Medical Properties Trust Inc	^	21,110
	Medipharm Labs Corp	130	Medipharm Labs Corp	^	386
	Medmen Enterprises Inc	385	Medmen Enterprises Inc	^	205
	Medtainer Inc	300	Medtainer Inc	^	65
	Mercadolibre Inc	35	Mercadolibre Inc	^	20,018
	Merck & Company Inc	506	Merck & Company Inc	^	46,008
	Mercury Gen Corp	106	Mercury Gen Corp	^	5,153
	Michaels Cos Inc/The	860	Michaels Cos Inc/The	^	6,957
	Microchip Technology	5	Microchip Technology	^	524
	Micron Tech. Inc.	101	Micron Tech. Inc.	^	5,432
	Microsoft Corporation	3,293	Microsoft Corporation	^	519,310
	Microvision Inc	1,400	Microvision Inc	^	1,008
	Mid America Apt Community	150	Mid America Apt Community	^	19,779
	Mimedx Group Inc	1	Mimedx Group Inc	^	8
	Mitsubishi UFJ Financial ADR	3,019	Mitsubishi UFJ Financial ADR	^	16,395
	Mobile Telesys Ojsc Spon Adr	1,253	Mobile Telesys Ojsc Spon Adr	^	12,722
	Mobileye Nv (acquired 05/03/18)	1	Mobileye Nv (acquired 05/03/18)	^	0
	Mogo Inc	1	Mogo Inc	^	3
	Mohawk Ind	20	Mohawk Ind	^	2,728
	Molson Coors Beverage Co-B	450	Molson Coors Beverage Co-B	^	24,278
	Mondelez International Inc	103	Mondelez International Inc	^	5,647
	Monster Beverage Corp	120	Monster Beverage Corp	^	7,626
	MSG Networks Inc	500	MSG Networks Inc	^	8,700
	Mydx Inc	13,500	Mydx Inc	^	0
	Mylan NV SHS Euro	51	Mylan NV SHS Euro	^	1,025
	Nabors Industries (nbr 04/23/20)	550	Nabors Industries (nbr 04/23/20)	^	1,584
	Nabriva Therapeutics PLC	1,000	Nabriva Therapeutics PLC	^	1,320
	National Bank Of Greece	3,041	National Bank Of Greece	^	10,279
	National Retail Properties Inc	620	National Retail Properties Inc	^	33,244
	Nektar Therapeutics	200	Nektar Therapeutics	^	4,317
	Neophotonics Corp	5,000	Neophotonics Corp	^	44,100
	Neptune Wellness Solutions Inc	100	Neptune Wellness Solutions Inc	^	275
	Netflix Inc	882	Netflix Inc	^	285,389
	Netgear Inc	292	Netgear Inc	^	7,157
	New Mountain Finance Corp	2,000	New Mountain Finance Corp	^	27,480
	New Residential Investment	125	New Residential Investment	^	2,014
	Newell Brands Inc	47	Newell Brands Inc	^	912
	Newmont Corp	656	Newmont Corp	^	28,503
	News Corp CL B	300	News Corp CL B	^	4,353

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Nextech AR Solutions Corp	34	Nextech AR Solutions Corp	^	49
	Nextera Energy Inc	210	Nextera Energy Inc	^	50,854
	Nike Inc.	70	Nike Inc.	^	7,104
	Nintendo Ltd Adr New Japan	117	Nintendo Ltd Adr New Japan	^	5,917
	Nio Inc - ADR	457	Nio Inc - ADR	^	1,837
	Nokia Corp ADR	100	Nokia Corp ADR	^	371
	Nordic American Tankers Ltd	2	Nordic American Tankers Ltd	^	10
	Nortel Networks (delisted 10/14/15)	2	Nortel Networks (delisted 10/14/15)	^	0
	North American Cannabis Holding	1,200,193	North American Cannabis Holding	^	360
	Northrop Grumman Corp	142	Northrop Grumman Corp	^	48,904
	Novartis Ag Sponsored Adr	307	Novartis Ag Sponsored Adr	^	29,070
	Novavax Inc	5	Novavax Inc	^	20
	Novocure Ltd	150	Novocure Ltd	^	12,641
	Novo-Nordisk As	300	Novo-Nordisk As	^	17,364
	Nuance Communications Inc	50	Nuance Communications Inc	^	892
	Nutanix Inc - A	86	Nutanix Inc - A	^	2,688
	NutraLife Biosciences Inc	101	NutraLife Biosciences Inc	^	8
	Nutrien Ltd	82	Nutrien Ltd	^	3,942
	Nvidia Corp	550	Nvidia Corp	^	129,301
	Oao Gazprom Adr Reg S	60	Oao Gazprom Adr Reg S	^	495
	Obseva SA	1,000	Obseva SA	^	3,820
	Ocado Group PLC	20	Ocado Group PLC	^	334
	Occidental Petroleum Corp	400	Occidental Petroleum Corp	^	16,491
	Office Pptys Income Tr	126	Office Pptys Income Tr	^	4,065
	Omeros Corp	100	Omeros Corp	^	1,409
	One Gas Inc	79	One Gas Inc	^	7,392
	Oneok Inc	260	Oneok Inc	^	19,674
	Oracle Corp	600	Oracle Corp	^	31,788
	Orezone Gold Corp	300	Orezone Gold Corp	^	149
	Organigram Holdings Inc	300	Organigram Holdings Inc	^	735
	Organovo Holdings Inc	200	Organovo Holdings Inc	^	71
	Orthopediatrics Corp	30	Orthopediatrics Corp	^	1,410
	Osisko Gold Royalties Ltd	60	Osisko Gold Royalties Ltd	^	587
	Pacer Cfra Stovall Equal	136	Pacer Cfra Stovall Equal	^	4,236
	Pacific Ethanol Inc	4	Pacific Ethanol Inc	^	3
	Pacific Premier Bancorp Inc	25	Pacific Premier Bancorp Inc	^	815
	Pacira BioSciences Inc	35	Pacira BioSciences Inc	^	1,586
	Pagseguro Digital Ltd-Cl A	400	Pagseguro Digital Ltd-Cl A	^	13,664
	Pan American Silver Cap	13	Pan American Silver Cap	^	315
	Paratek Pharmaceuticals Inc	600	Paratek Pharmaceuticals Inc	^	2,418
	Park Hotels & Resorts Inc	299	Park Hotels & Resorts Inc	^	7,734
	Parker Hannifin Corp	10	Parker Hannifin Corp	^	2,134
	Patterson Cos Inc	44	Patterson Cos Inc	^	906
	Paychex Inc	185	Paychex Inc	^	15,736
	Paypal Holdings Inc	635	Paypal Holdings Inc	^	68,688
	Peak Pharmaceuticals Inc	1,750	Peak Pharmaceuticals Inc	^	24
	Pengrowth Energy Corp (acquired 01/09/20)	860	Pengrowth Energy Corp (acquired 01/09/20)	^	39
	Penn National Gaming	500	Penn National Gaming	^	12,780
	Peoples United Financial Inc	970	Peoples United Financial Inc	^	16,393
	Pepsico Inc	559	Pepsico Inc	^	76,399
	Personalis Inc	125	Personalis Inc	^	1,363
	Petersen Cos Inc Cl A	200	Petersen Cos Inc Cl A	^	156
	Petiq Inc	102	Petiq Inc	^	2,555
	Petroleo Brasileiro Spon Adr	706	Petroleo Brasileiro Spon Adr	^	11,254
	Pfizer Incorporated	600	Pfizer Incorporated	^	23,508
	Pg&e Corp	11	Pg&e Corp	^	120
	PGT Innovations Inc	25	PGT Innovations Inc	^	373
	Philip Morris International	437	Philip Morris International	^	37,218
	Phillips 66	53	Phillips 66	^	5,902
	Ping Identity Holding Corp	200	Ping Identity Holding Corp	^	4,860
	Pinterest Inc- Class A	308	Pinterest Inc- Class A	^	5,741
	Pioneer Natural Resources Co	60	Pioneer Natural Resources Co	^	9,149
	Plus Products Inc	250	Plus Products Inc	^	317
	Pnc Financial Svc Group	337	Pnc Financial Svc Group	^	53,795
	Portola Pharmaceuticals Inc	100	Portola Pharmaceuticals Inc	^	2,388

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Portugal Telecomm Sgps S A Sponsored ADR	1	Portugal Telecomm Sgps S A Sponsored ADR	^	0
	Preferred Bank/Los Angeles	3	Preferred Bank/Los Angeles	^	180
	Preveceutical Medical Inc	2,500	Preveceutical Medical Inc	^	25
	Procter & Gamble Co	299	Procter & Gamble Co	^	37,338
	Progenics Pharmaceuticals Inc	100	Progenics Pharmaceuticals Inc	^	509
	Prudential Finl Inc	200	Prudential Finl Inc	^	18,770
	PTC Inc	25	PTC Inc	^	1,872
	Pulte Group Inc	1,168	Pulte Group Inc	^	45,318
	Puma Biotechnology Inc	800	Puma Biotechnology Inc	^	7,000
	Qiwi Plc-Sponsored ADR	13	Qiwi Plc-Sponsored ADR	^	252
	Qorvo Inc	60	Qorvo Inc	^	6,974
	Qualcomm	661	Qualcomm	^	58,291
	Qudian Inc Spon ADR	1	Qudian Inc Spon ADR	^	5
	Quest Diagnostics Inc	11	Quest Diagnostics Inc	^	1,201
	RA Medical Systems Inc	7,500	RA Medical Systems Inc	^	8,475
	Radius Health Inc	100	Radius Health Inc	^	2,016
	Raytheon Co (rtx 04/03/20)	405	Raytheon Co (rtx 04/03/20)	^	88,886
	Razer Inc	4,000	Razer Inc	^	660
	Realty Income Corp	10	Realty Income Corp	^	736
	Red Lion Hotels Corp	18	Red Lion Hotels Corp	^	67
	Redfin Corp	449	Redfin Corp	^	9,492
	Redhill Biopharma Ltd-Sp ADR	500	Redhill Biopharma Ltd-Sp ADR	^	3,035
	Regions Finl Corp Com	406	Regions Finl Corp Com	^	6,968
	Restaurant Brands Intl Inc	202	Restaurant Brands Intl Inc	^	12,878
	Rev Group Inc	500	Rev Group Inc	^	6,115
	Revolution Lighting Technologies Inc	375	Revolution Lighting Technologies Inc	^	18
	Rio Tinto PLC ADR	101	Rio Tinto PLC ADR	^	5,995
	Rite Aid Corp	198	Rite Aid Corp	^	3,063
	Roku Inc	4,546	Roku Inc	^	608,709
	Roper Technologies Inc	103	Roper Technologies Inc	^	36,486
*	Royal Bank Of Canada	1,057,252	Royal Bank Of Canada	^	83,734,328
	Royal Bank Of Scotland Spons ADR	1,000	Royal Bank Of Scotland Spons ADR	^	6,440
	Royal Gold Inc	338	Royal Gold Inc	^	41,268
	Rubicon Project Inc/The	450	Rubicon Project Inc/The	^	3,672
	Ruth's Hospitality Group Inc	200	Ruth's Hospitality Group Inc	^	4,353
	Sabine Royalty Tr	140	Sabine Royalty Tr	^	5,642
	Sage Therapeutics Inc	10	Sage Therapeutics Inc	^	722
	Salesforce.Com Inc	487	Salesforce.Com Inc	^	79,206
	Samaritan Pharmaceuticals (Delisted 8/15/2011)	1,166	Samaritan Pharmaceuticals (Delisted 8/15/2011)	^	0
	Sandstorm Gold Ltd	600	Sandstorm Gold Ltd	^	4,470
	Sanofi - Aventis Sa Adr	10	Sanofi - Aventis Sa Adr	^	502
	Santander Consumer USA Holdi	1	Santander Consumer USA Holdi	^	23
	Savara Inc	1,800	Savara Inc	^	8,064
	SBA Communications Corp	12	SBA Communications Corp	^	2,892
	Schlumberger Ltd	2,000	Schlumberger Ltd	^	80,400
	Scotts Miracle-Gro Co Cl A	23	Scotts Miracle-Gro Co Cl A	^	2,466
	Sea Ltd-ADR	205	Sea Ltd-ADR	^	8,245
	Seabridge Res Inc	365	Seabridge Res Inc	^	5,044
	Seadrill Ltd	10	Seadrill Ltd	^	25
	Seattle Genetics Inc.	400	Seattle Genetics Inc.	^	45,704
	Secoo Holding Ltd ADR	1	Secoo Holding Ltd ADR	^	6
	Servicenow Inc	38	Servicenow Inc	^	10,728
	Shake Shack Inc - Class A	108	Shake Shack Inc - Class A	^	6,434
	Sherwin Williams	30	Sherwin Williams	^	17,506
	Shockwave Medical Inc	220	Shockwave Medical Inc	^	9,662
	Shopify Inc - A	6	Shopify Inc - A	^	2,386
	Shotspotter Inc	63	Shotspotter Inc	^	1,607
	Signet Jewelers Ltd ADR	2,000	Signet Jewelers Ltd ADR	^	43,480
	Silicon Laboratories	10	Silicon Laboratories	^	1,160
	Silverbow Resources Inc	9	Silverbow Resources Inc	^	0
	Sirius XM Holdings Inc	902	Sirius XM Holdings Inc	^	6,449
	Siteone Landscape Supply Inc	25	Siteone Landscape Supply Inc	^	2,266
	Skechers Usa Inc Cl A	79	Skechers Usa Inc Cl A	^	3,412
	Skyworks Solutions Inc	564	Skyworks Solutions Inc	^	68,177
	Slack Technologies Inc- Cl A	20	Slack Technologies Inc- Cl A	^	450
	Snap Inc - A	2,672	Snap Inc - A	^	43,634
	Softbank Corp Unspon ADR	300	Softbank Corp Unspon ADR	^	6,462
	Solaredge Technologies Inc	10	Solaredge Technologies Inc	^	950
	Sonoco Products Co	228	Sonoco Products Co	^	14,072
	Sonos Inc	2,000	Sonos Inc	^	31,240
	Sorrento Therapeutics Inc	700	Sorrento Therapeutics Inc	^	2,366
	Southern Company	290	Southern Company	^	18,473
	Southwest Airlines Company	500	Southwest Airlines Company	^	26,990
	Spero Therapeutics Inc	830	Spero Therapeutics Inc	^	7,980

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Splunk Inc	140	Splunk Inc	^	20,968
	Sprott Inc	350	Sprott Inc	^	809
	Square Inc - A	167	Square Inc - A	^	10,447
	SS&C Technologies Holdings	50	SS&C Technologies Holdings	^	3,070
	Stag Industrial Inc	200	Stag Industrial Inc	^	6,314
	Starbucks Corp.	287	Starbucks Corp.	^	25,192
	Starwood Property Trust Inc	662	Starwood Property Trust Inc	^	16,457
	Stein Mart Inc.	40,000	Stein Mart Inc.	^	26,768
	Stemline Therapeutics Inc	5,200	Stemline Therapeutics Inc	^	55,276
	Stereotaxis Inc	70,900	Stereotaxis Inc	^	375,061
	Stericycle Inc	330	Stericycle Inc	^	21,057
	Stmicroelectronics Nv	286	Stmicroelectronics Nv	^	7,706
	Stoneco Ltd-A	150	Stoneco Ltd-A	^	5,983
	Store Capital Corp	60	Store Capital Corp	^	2,234
	Stratasys LTD	250	Stratasys LTD	^	5,056
	Strongbridge Biopharma Plc	400	Strongbridge Biopharma Plc	^	836
	Stryker Corporation	350	Stryker Corporation	^	73,479
	Suncor Energy Inc	140	Suncor Energy Inc	^	4,592
	Sunpower Corp	15	Sunpower Corp	^	117
	Sunrun Inc	40	Sunrun Inc	^	552
	Suntory Beverage & Food-U ADR	50	Suntory Beverage & Food-U ADR	^	1,035
	Supernus Pharmaceuticals Inc	100	Supernus Pharmaceuticals Inc	^	2,372
	Syndax Pharmaceuticals Inc	100	Syndax Pharmaceuticals Inc	^	878
	Synergy Pharmaceuticals Inc (acquired 05/02/19)	200	Synergy Pharmaceuticals Inc (acquired 05/02/19)	^	0
	Synopsys Inc	25	Synopsys Inc	^	3,480
	Sysco Corp	220	Sysco Corp	^	18,818
	Tabula Rasa Healthcare Inc	30	Tabula Rasa Healthcare Inc	^	1,460
	Taiwan Semiconductor	84	Taiwan Semiconductor	^	4,903
	Talend Sa - ADR	1,400	Talend Sa - ADR	^	54,754
	Target Corp	360	Target Corp	^	46,195
	Taseko Mines LTD	10,000	Taseko Mines LTD	^	4,800
	TCR2 Therapeutics Inc	35	TCR2 Therapeutics Inc	^	499
	Teladoc Health Inc	114	Teladoc Health Inc	^	9,544
	Tellurian Inc	800	Tellurian Inc	^	5,824
	Tencent Holdings Ltd ADR	257	Tencent Holdings Ltd ADR	^	12,389
	Tencent Music Entertainm ADR	100	Tencent Music Entertainm ADR	^	1,174
	Tenet Healthcare Corp.	65	Tenet Healthcare Corp.	^	2,472
	Teradyne Inc	51	Teradyne Inc	^	3,487
	Teranga Gold Corp	40	Teranga Gold Corp	^	216
	Terra Tech Corp	27,777	Terra Tech Corp	^	4,444
	Tesla Inc	640	Tesla Inc	^	267,731
	Teva Pharmaceutical Industries LTD ADR	11,000	Teva Pharmaceutical Industries LTD ADR	^	107,800
	Texas Instruments Inc	5	Texas Instruments Inc	^	641
	TG Therapeutics Inc	600	TG Therapeutics Inc	^	6,660
	The Kraft Heinz Co	1,096	The Kraft Heinz Co	^	35,216
	The Realreal Inc	100	The Realreal Inc	^	1,885
	Theratechnologies Inc	1,300	Theratechnologies Inc	^	4,290
	Thermo Fisher Scientific Inc	396	Thermo Fisher Scientific Inc	^	128,657
	Tilly's Inc-Class A Shrs	725	Tilly's Inc-Class A Shrs	^	8,883
	Tilray Inc-Class 2 Common	75	Tilray Inc-Class 2 Common	^	1,285

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Titan Pharmaceuticals Inc	1,225	Titan Pharmaceuticals Inc	^	238
	Top Ships Inc	24	Top Ships Inc	^	19
	Total Fina Elf Sa Adr	110	Total Fina Elf Sa Adr	^	6,064
	Tracon Pharmaceuticals Inc	2,000	Tracon Pharmaceuticals Inc	^	4,680
	Trade Desk Inc/The -Class A	62	Trade Desk Inc/The -Class A	^	16,106
	Tradeweb Markets Inc-Class A	98	Tradeweb Markets Inc-Class A	^	4,542
	Transocean Ltd	1	Transocean Ltd	^	7
	Travelers Cos Inc	5	Travelers Cos Inc	^	685
	Trip.Com Group Ltd	30	Trip.Com Group Ltd	^	1,006
	Tripadvisor Inc	100	Tripadvisor Inc	^	3,038
	Triton International Ltd	20	Triton International Ltd	^	804
	Truist Financial Corp	383	Truist Financial Corp	^	21,571
	Trulieve Cannabis Corp	125	Trulieve Cannabis Corp	^	1,480
	Tupperware Brands Corp	2,000	Tupperware Brands Corp	^	17,160
	Turtle Beach Corp	50	Turtle Beach Corp	^	472
	Twilio Inc - A	369	Twilio Inc - A	^	36,265
	Twitter Inc	31,087	Twitter Inc	^	996,338
	Uber Technologies Inc	679	Uber Technologies Inc	^	20,193
	UBS Group AG	1	UBS Group AG	^	13
	UDR Inc	300	UDR Inc	^	14,010
	Umpqua Holdings Corp	405	Umpqua Holdings Corp	^	7,168
	Under Armor Inc - Cl A	305	Under Armor Inc - Cl A	^	6,588
	Unilever Plc Spon Adr New	205	Unilever Plc Spon Adr New	^	11,720
	Union Pacific Corp.	319	Union Pacific Corp.	^	57,672
	United Rentals Inc	70	United Rentals Inc	^	11,674
	Unitedhealth Group Inc	418	Unitedhealth Group Inc	^	122,884
	Universal Display Corp	5	Universal Display Corp	^	1,030
	Urogen Pharma Ltd	1,000	Urogen Pharma Ltd	^	33,370
	Us Global Nanospace Inc	2,000	Us Global Nanospace Inc	^	1
	V.F. Corp.	68	V.F. Corp.	^	6,730
	Valaris PLC	1,100	Valaris PLC	^	7,216
	Vale SA ADR	120	Vale SA ADR	^	1,584
	Valero Energy Corp New	140	Valero Energy Corp New	^	13,111
	Vedanta Ltd	101	Vedanta Ltd	^	871
	Veeva Systems Inc-Class A	95	Veeva Systems Inc-Class A	^	13,362
	Veolia Environnement ADR	1	Veolia Environnement ADR	^	27
	Verastem Inc	123,300	Verastem Inc	^	165,222
	Vereit Inc	1,547	Vereit Inc	^	14,294
	Verizon Communications	1,525	Verizon Communications	^	93,648
	Vermilion Energy Inc	200	Vermilion Energy Inc	^	3,272
	Vertex Pharmaceuticals	10	Vertex Pharmaceuticals	^	2,189
	ViacomCBS Inc	2,241	ViacomCBS Inc	^	94,055
	Vipshop Holdings Ltd - Ads	200	Vipshop Holdings Ltd - Ads	^	2,834
	Visa Inc Class A Shares	1,235	Visa Inc Class A Shares	^	232,083
	Vivint Solar Inc	10	Vivint Solar Inc	^	73
	VMWare Inc Class A	562	VMWare Inc Class A	^	85,288
	W P Carey Inc	175	W P Carey Inc	^	14,007
	Wabtec	1	Wabtec	^	77
	Waddell & Reed Financial Cl A	1	Waddell & Reed Financial Cl A	^	17
	Walgreens Boots Alliance Inc	142	Walgreens Boots Alliance Inc	^	8,349
	Walmart Inc	741	Walmart Inc	^	88,093
	Wayfair Inc- Class A	65	Wayfair Inc- Class A	^	5,874
	Weedmd Inc	500	Weedmd Inc	^	329
	Wells Fargo & Co New	399	Wells Fargo & Co New	^	21,446
	Welltower Inc	240	Welltower Inc	^	19,627
	Western Alliance Bancorp	407	Western Alliance Bancorp	^	23,199
	Western Digital Corp	100	Western Digital Corp	^	6,347
	Westlake Chemical Corp	30	Westlake Chemical Corp	^	2,104
	Westport Innovations Inc	500	Westport Innovations Inc	^	1,185
	Weyerhaeuser Co	28	Weyerhaeuser Co	^	847
	Wheaton Precious Metals Corp	302	Wheaton Precious Metals Corp	^	8,970
	William Hill PLC-Unspon ADR	200	William Hill PLC-Unspon ADR	^	2,025
	Williams Co.	266	Williams Co.	^	6,313
	Winston Gold Corp	4,300	Winston Gold Corp	^	267
	Workday Inc-Class A	252	Workday Inc-Class A	^	41,441
	WPX Energy Inc	1,300	WPX Energy Inc	^	17,862
	Wuhan General Group China In	1,000	Wuhan General Group China In	^	39
	Xcel Energy Inc	240	Xcel Energy Inc	^	15,237
	Xilinx Inc	235	Xilinx Inc	^	22,987
	Yellow Media Ltd	25	Yellow Media Ltd	^	174
	Yellow Media Ltd-Cw22	14	Yellow Media Ltd-Cw22	^	4
	Yext Inc	1,150	Yext Inc	^	16,583
	Ypf Sociedad Anonima (adr)	60	Ypf Sociedad Anonima (adr)	^	694
	Yum! Brands Inc.	206	Yum! Brands Inc.	^	20,725
	Zayo Group Holdings Inc (acquired 03/09/20)	105	Zayo Group Holdings Inc (acquired 03/09/20)	^	3,638
	Zebra Technologies	188	Zebra Technologies	^	48,023
	Zillow Group Inc CL A	300	Zillow Group Inc CL A	^	13,722
	Zillow Group Inc CL C	20	Zillow Group Inc CL C	^	919
	Zoetis Inc	568	Zoetis Inc	^	75,175
	Zoned Properties Inc	575	Zoned Properties Inc	^	120
	Zoom Video Communications-A	12	Zoom Video Communications-A	^	816
	Zscaler Inc	70	Zscaler Inc	^	3,255
			TOTAL COMMON STOCKS		108,896,756

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	COMMON COLLECTIVE FUNDS
	Loomis Sayles Large Cap Growth Trust C	2,022,458	Loomis Sayles Large Cap Growth Trust C	^	52,786,155
	Prudential Core Plus Bond Fund Class 5	305,889	Prudential Core Plus Bond Fund Class 5	^	54,965,253
	Vanguard Target Retirement 2015 Trust II	146,574	Vanguard Target Retirement 2015 Trust II	^	5,303,054
	Vanguard Target Retirement 2020 Trust II	304,019	Vanguard Target Retirement 2020 Trust II	^	11,285,185
	Vanguard Target Retirement 2025 Trust II	590,463	Vanguard Target Retirement 2025 Trust II	^	22,089,219
	Vanguard Target Retirement 2030 Trust II	507,512	Vanguard Target Retirement 2030 Trust II	^	18,925,107
	Vanguard Target Retirement 2035 Trust II	654,261	Vanguard Target Retirement 2035 Trust II	^	24,868,449
	Vanguard Target Retirement 2040 Trust II	574,201	Vanguard Target Retirement 2040 Trust II	^	22,600,564
	Vanguard Target Retirement 2045 Trust II	665,824	Vanguard Target Retirement 2045 Trust II	^	26,439,852
	Vanguard Target Retirement 2050 Trust II	487,177	Vanguard Target Retirement 2050 Trust II	^	19,433,485
	Vanguard Target Retirement 2055 Trust II	186,370	Vanguard Target Retirement 2055 Trust II	^	9,957,753
	Vanguard Target Retirement 2060 Trust II	117,548	Vanguard Target Retirement 2060 Trust II	^	4,952,293
	Vanguard Target Retirement 2065 Trust II	69,999	Vanguard Target Retirement 2065 Trust II	^	1,817,166
	Vanguard Target Retirement Inc Trust II	154,202	Vanguard Target Retirement Inc Trust II	^	5,814,944
			TOTAL COMMON COLLECTIVE FUNDS		281,238,479

	MUTUAL FUNDS
	180 Degree Capital Corp	2,152	180 Degree Capital Corp	^	4,627
	AB Discovery Value Z	1,757,247	AB Discovery Value Z	^	34,600,184
	Aberdeen Standard Physical P	100	Aberdeen Standard Physical P	^	18,326
	Aberdeen Standard Physical Platinum Shares ETF	40	Aberdeen Standard Physical Platinum Shares ETF	^	3,637
	Akre Focus Retail	3,179	Akre Focus Retail	^	141,362
	Alerian Mlp ETF	355	Alerian Mlp ETF	^	3,017
	Alger Small Cap Focus Fund Class A	139	Alger Small Cap Focus Fund Class A	^	2,860
	Alps International Sector Di	246	Alps International Sector Di	^	6,749
	Alps Sector Dividend Dogs	122	Alps Sector Dividend Dogs	^	5,713
	Altaba Inc Escrow	175	Altaba Inc Escrow	^	0
	American Century Equity Income Inv	2,255	American Century Equity Income Inv	^	20,566
	American Century Large Company Value Inv	2,336	American Century Large Company Value Inv	^	25,723
	American Century Select Inv	82	American Century Select Inv	^	6,577
	American Funds Europacific Growth R6	968,638	American Funds Europacific Growth R6	^	53,807,824
	American Funds Growth Fund of Amer F1	25	American Funds Growth Fund of Amer F1	^	1,293
	American Funds New Perspective F1	138	American Funds New Perspective F1	^	6,460
	American Funds New World R6	527,852	American Funds New World R6	^	37,197,699
	AMG Managers Cadence Emerging Coms N	918	AMG Managers Cadence Emerging Coms N	^	46,285
	Amplify High Income ETF	304	Amplify High Income ETF	^	5,415
	Amplify Online Retail ETF	11	Amplify Online Retail ETF	^	565
	Ark Next Generation Internet ETF	10	Ark Next Generation Internet ETF	^	575
	Arrow Managed Futures Strategy A	5,343	Arrow Managed Futures Strategy A	^	33,661
	AXS Chesapeake Strategy Fund I	3,305	AXS Chesapeake Strategy Fund I	^	34,177
	Baird Short Term Bond Inv	310	Baird Short Term Bond Inv	^	3,029
	BlackRock Corporate High Yield Fund Inc	62	BlackRock Corporate High Yield Fund Inc	^	694
	Blackrock Enhanced Equity Dividend Trust	1,500	Blackrock Enhanced Equity Dividend Trust	^	14,880
	BlackRock Multi-Asset Income Instl	561	BlackRock Multi-Asset Income Instl	^	6,159
	Blackrock Resources & Commodities Strategy Trust	100	Blackrock Resources & Commodities Strategy Trust	^	807
	Brookfield Global Listed Real Estate Y	23,582	Brookfield Global Listed Real Estate Y	^	319,066
	Brown Capital Mgmt Small Co Inv	388	Brown Capital Mgmt Small Co Inv	^	38,388
	Calamos Conv Opp Inc Sbi	35,684	Calamos Conv Opp Inc Sbi	^	392,528
	Calamos Convertible & High Income	8,725	Calamos Convertible & High Income	^	99,464
	Calamos Global Total Return	2,000	Calamos Global Total Return	^	26,800
	Cambria Shareholder Yield Et	1,000	Cambria Shareholder Yield Et	^	40,310
*	City National Rochdale Corp Bond Svc	98,731	City National Rochdale Corp Bond Svc	^	1,037,658
*	City National Rochdale Div & Inc N	8,702	City National Rochdale Div & Inc N	^	361,480
*	City National Rochdale Fxd Inc Opps N	132,227	City National Rochdale Fxd Inc Opps N	^	3,230,297
*	City National Rochdale Govt Bond Instl	0	City National Rochdale Govt Bond Instl	^	1
*	City National Rochdale Govt Bond Svc	27,158	City National Rochdale Govt Bond Svc	^	286,785
*	City National Rochdale Sel Str-1	11,922	City National Rochdale Sel Str-1	^	129,835
*	City National Rochdale Short Term Emerging Y	13,034	City National Rochdale Short Term Emerging Y	^	129,946
*	City National Rochdale US Cor Eq Svc	3,014	City National Rochdale US Cor Eq Svc	^	59,921
	ClearBridge International Growth Fund Class FI	202	ClearBridge International Growth Fund Class FI	^	10,619
	Comm Serv Select Sector Spdr	50	Comm Serv Select Sector Spdr	^	2,682
	Deep Value ETF	208	Deep Value ETF	^	6,791
	Direxion Daily Csi China Int	1	Direxion Daily Csi China Int	^	28
	Direxion Daily Gold Miners I (dust 04/23/20)	1,200	Direxion Daily Gold Miners I (dust 04/23/20)	^	6,744
	Direxion Daily Gold Miners I (nugt 042320)	1,501	Direxion Daily Gold Miners I (nugt 042320)	^	52,295
	Direxion Daily Junior Gold M (jnug 04/23/20)	425	Direxion Daily Junior Gold M (jnug 04/23/20)	^	35,475
	Direxion Daily Latin America (lbj 3/27/20)	24	Direxion Daily Latin America (lbj 3/27/20)	^	543
	Direxion Daily S&P 500 Bear 3X	1,000	Direxion Daily S&P 500 Bear 3X	^	13,250
	Direxion Daily S&P Oil & Gas	206	Direxion Daily S&P Oil & Gas	^	11,472
	Dodge & Cox Income	11,826	Dodge & Cox Income	^	165,924

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	DoubleLine Total Return Bond N	5,145	DoubleLine Total Return Bond N	^	54,696
	Drxn Daily S&P Biotech Bear	901	Drxn Daily S&P Biotech Bear	^	11,127
	Drxn Daily S&P Biotech Bull	215	Drxn Daily S&P Biotech Bull	^	12,363
	Drxn DSI C Ch A-Shr Bear 1X	270	Drxn DSI C Ch A-Shr Bear 1X	^	7,406
	Eaton Vance Floating-Rate Advantage I	7,199	Eaton Vance Floating-Rate Advantage I	^	77,171
	Eaton Vance Global Macro Abs Return Adv A	3,257	Eaton Vance Global Macro Abs Return Adv A	^	33,649
	Eaton Vance Ltd Duration Income	4,000	Eaton Vance Ltd Duration Income	^	53,000
	Eaton Vance Sr Floating Rate Fund	100	Eaton Vance Sr Floating Rate Fund	^	1,355
	Eaton Vance Tax - Managed Glob	2,440	Eaton Vance Tax - Managed Glob	^	21,423
	Equinox MutualHedge Futures Strategy A (mhfa.x 1/24/20)	329	Equinox MutualHedge Futures Strategy A (mhfa.x 1/24/20)	^	2,536
	Etfmg Alternative Harvest	15	Etfmg Alternative Harvest	^	257
	ETFMG Prime Mobile Payments ETF	106	ETFMG Prime Mobile Payments ETF	^	5,253
	Federated Instl High Yield Bond Instl	3,691,853	Federated Instl High Yield Bond Instl	^	36,660,097
	Federated Kaufmann Small Cap Instl	183	Federated Kaufmann Small Cap Instl	^	8,087
	Fidelity Advisor® Real Estate Income I	270	Fidelity Advisor® Real Estate Income I	^	3,365
	Fidelity Financials Etf	49	Fidelity Financials Etf	^	2,177
	Fidelity Info Tech ETF	60	Fidelity Info Tech ETF	^	4,349
	Fidelity® 500 Index Institutional Prem	244	Fidelity® 500 Index Institutional Prem	^	27,379
	Fidelity® Capital & Income	392	Fidelity® Capital & Income	^	4,018
	Fidelity® Contrafund®	8,975	Fidelity® Contrafund®	^	123,047
	Fidelity® Emerging Markets	269	Fidelity® Emerging Markets	^	9,392
	Fidelity® New Markets Income	3,457	Fidelity® New Markets Income	^	52,096
	Fidelity® OTC	3,656	Fidelity® OTC	^	46,763
	Fidelity® Select Construction & Hsg Port	153	Fidelity® Select Construction & Hsg Port	^	9,497
	Fidelity® Select Defense & Aero Port	494	Fidelity® Select Defense & Aero Port	^	9,057
	Fidelity® Select IT Services	160	Fidelity® Select IT Services	^	12,037
	Fidelity® Select Leisure	676	Fidelity® Select Leisure	^	10,579
	Fidelity® Select Medical Tech and Devcs	170	Fidelity® Select Medical Tech and Devcs	^	10,243
	Fidelity® Select Retailing	927	Fidelity® Select Retailing	^	15,627
	Fidelity® Select Semiconductors	563	Fidelity® Select Semiconductors	^	7,047
	Fidelity® Trend	460	Fidelity® Trend	^	49,741
	Fiera Capital Emerging Markets Instl	29,618	Fiera Capital Emerging Markets Instl	^	1,450,980
	Fiera Capital Emerging Markets Inv	3,026	Fiera Capital Emerging Markets Inv	^	148,008
	Financial Bull 3X Shares	2	Financial Bull 3X Shares	^	189
	First Trust Cloud Computing ETF	11	First Trust Cloud Computing ETF	^	664
	First Trust DJ Internet Ind	45	First Trust DJ Internet Ind	^	6,260
	First Trust Enh Short Mat Fd	375	First Trust Enh Short Mat Fd	^	22,534
	First Trust Multi Cap Growth	3,000	First Trust Multi Cap Growth	^	231,780
	First Trust NASDAQ Cybersecurity ETF	631	First Trust NASDAQ Cybersecurity ETF	^	18,960
	First Trust NASDQ Semiconductor	2	First Trust NASDQ Semiconductor	^	83
	First Trust Technology Alpha	50	First Trust Technology Alpha	^	3,629
	Flaherty & Crumrine Preferred and Income Securities Fund Inc	1,000	Flaherty & Crumrine Preferred and Income Securities Fund Inc	^	21,690
	FMI Large Cap	178	FMI Large Cap	^	3,525
	Freedom 100 Emerging Market ETF	100	Freedom 100 Emerging Market ETF	^	2,764
	Gabelli Equity Tr Inc	6,388	Gabelli Equity Tr Inc	^	38,906
	GAMCO Global Gold Natural Res & Income Trust	210	GAMCO Global Gold Natural Res & Income Trust	^	923
	Global X Cloud Computing Etf	165	Global X Cloud Computing Etf	^	2,598
	Global X Fds NASDAQ 100 Cover	100	Global X Fds NASDAQ 100 Cover	^	2,361
	Global X Fintech ETF	108	Global X Fintech ETF	^	3,281
	Global X Future Analytics Te	1	Global X Future Analytics Te	^	18
	Global X Mlp ETF (mlpa 04/28/20)	1,105	Global X Mlp ETF (mlpa 04/28/20)	^	8,705
	Global X Msci Greece Etf (grek 04/28/20)	1,027	Global X Msci Greece Etf (grek 04/28/20)	^	10,403
	Global X Robotics & Artifici	11	Global X Robotics & Artifici	^	241
	Goldman Activebeta US LC ETF	275	Goldman Activebeta US LC ETF	^	17,784
	Grandeur Peak Intl Stalwarts Fund Instl	3,985	Grandeur Peak Intl Stalwarts Fund Instl	^	64,125
	Harbor International Investor	108	Harbor International Investor	^	4,307
	Highland/Iboxx Senior Loan E	1,975	Highland/Iboxx Senior Loan E	^	34,649
	Invesco Bldrs Emerging Marke	50	Invesco Bldrs Emerging Marke	^	2,209
	Invesco Currencyshares Briti	20	Invesco Currencyshares Briti	^	2,569
	Invesco Dwa Momentum Etf	2,533	Invesco Dwa Momentum Etf	^	163,024
	Invesco Dynamic Semiconducto	100	Invesco Dynamic Semiconducto	^	6,716
	Invesco Preferred Etf	580	Invesco Preferred Etf	^	8,706
	Invesco Qqq Trust Series 1	573	Invesco Qqq Trust Series 1	^	121,802
	Invesco S&P 500 Equal Weight	3,150	Invesco S&P 500 Equal Weight	^	364,518
	Invesco S&P 500 High Dividen	127	Invesco S&P 500 High Dividen	^	5,578
	Invesco S&P 500 Low Volatili	25	Invesco S&P 500 Low Volatili	^	1,459
	Invesco Ultra Short Duration	20,838	Invesco Ultra Short Duration	^	1,049,818
	IQ Candriam Esg Internationa	10	IQ Candriam Esg Internationa	^	253

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	iShares 7-10 Year Treasury Bon	1,821	iShares 7-10 Year Treasury Bon	^	200,711
	Ishares Core Dividend Growth	334	Ishares Core Dividend Growth	^	14,051
	iShares Core High Dividend ETF	17	iShares Core High Dividend ETF	^	1,667
	Ishares Core Intl Stock ETF	300	Ishares Core Intl Stock ETF	^	18,570
	Ishares Core Msci Emerging	60	Ishares Core Msci Emerging	^	3,226
	Ishares Core S&P Mid-Cap ETF	156	Ishares Core S&P Mid-Cap ETF	^	32,108
	Ishares Core S&P Small-Cap ETF	1,315	Ishares Core S&P Small-Cap ETF	^	110,271
	Ishares Edge MSCI USA Momentum Factor	215	Ishares Edge MSCI USA Momentum Factor	^	27,045
	Ishares Edge MSCI USA Quality Factor	331	Ishares Edge MSCI USA Quality Factor	^	33,430
	iShares Floating Rate Bond ETF	220	iShares Floating Rate Bond ETF	^	11,202
	iShares iBoxx High Yield Corp	43	iShares iBoxx High Yield Corp	^	3,781
	iShares MSCI China ETF	85	iShares MSCI China ETF	^	5,448
	iShares MSCI EAFE Small-Cap ETF	56	iShares MSCI EAFE Small-Cap ETF	^	3,496
	iShares MSCI Emerging Markets	956	iShares MSCI Emerging Markets	^	42,877
	iShares MSCI Europe Financials	420	iShares MSCI Europe Financials	^	8,186
	iShares MSCI Germany ETF	11	iShares MSCI Germany ETF	^	323
	Ishares MSCI Mexico ETF	104	Ishares MSCI Mexico ETF	^	4,679
	Ishares MSCI South Korea ETF	170	Ishares MSCI South Korea ETF	^	10,572
	Ishares MSCI Spain ETF	11	Ishares MSCI Spain ETF	^	318
	Ishares MSCI Switzerland ETF	11	Ishares MSCI Switzerland ETF	^	447
	iShares MSCI USA ETF	5	iShares MSCI USA ETF	^	171
	iShares Preferred & Income Securities ETF	2,336	iShares Preferred & Income Securities ETF	^	87,815
	iShares Russell 1000 ETF	50	iShares Russell 1000 ETF	^	9,002
	iShares Russell 2000 ETF	180	iShares Russell 2000 ETF	^	29,785
	iShares Russell 2000 Value ETF	652	iShares Russell 2000 Value ETF	^	83,789
	iShares S&P 500 Value ETF	100	iShares S&P 500 Value ETF	^	13,009
	Ishares Short Maturity Bond	200	Ishares Short Maturity Bond	^	10,050
	iShares Short Treasury Bond ETF	255	iShares Short Treasury Bond ETF	^	28,167
	ISHARES SILVER TRUST ISHARES	201	ISHARES SILVER TRUST ISHARES	^	3,353
	iShares TIPS Bond ETF	379	iShares TIPS Bond ETF	^	44,176
	iShares U.S. Financials ETF	100	iShares U.S. Financials ETF	^	13,778
	iShares U.S. Healthcare ETF	20	iShares U.S. Healthcare ETF	^	4,418
	iShares U.S. Medical Devices E	20	iShares U.S. Medical Devices E	^	5,286
	iShares USTechnology ETF	226	iShares USTechnology ETF	^	52,458
	Ivy Mid Cap Inc Opport A	1,868	Ivy Mid Cap Inc Opport A	^	29,235
	Janus Henderson Enterprise N	305,755	Janus Henderson Enterprise N	^	43,741,242
	Janus Henderson Multi-Sector Income T	857	Janus Henderson Multi-Sector Income T	^	8,541
	John Hancock Multi Fact Tech	50	John Hancock Multi Fact Tech	^	2,767
	John Hancock Pfd Income III	2,000	John Hancock Pfd Income III	^	38,580
	John Hancock Preferred Income Fund	3,000	John Hancock Preferred Income Fund	^	68,430
	JPMorgan Alerian MLP Index	490	JPMorgan Alerian MLP Index	^	10,687
	JPMorgan Betabuilders Canada	750	JPMorgan Betabuilders Canada	^	19,508
	JPMorgan Ultra-Short Income	2,309	JPMorgan Ultra-Short Income	^	116,438
	Kayne Anderson Midstream Energy	4,035	Kayne Anderson Midstream Energy	^	42,448
	Kayne Anderson MLP/Midstream Investment Co	276	Kayne Anderson MLP/Midstream Investment Co	^	3,845
	Kraneshares CSI China Intern	251	Kraneshares CSI China Intern	^	12,219
	Lazard International Strategic Eq Open	208	Lazard International Strategic Eq Open	^	3,233
*	LMCG Global Multicap-Ins (liquidated 1/13/20)	29,779	LMCG Global Multicap-Ins (liquidated 1/13/20)	^	355,853
*	LMCG International Small Cap Instl	64,193	LMCG International Small Cap Instl	^	749,774
	Longleaf Partners	520	Longleaf Partners	^	10,562
	Loomis Sayles Sm Gr Ins	1,261,500	Loomis Sayles Sm Gr Ins	^	33,492,832
	Lord Abbett Growth Leaders A	106	Lord Abbett Growth Leaders A	^	3,026
	Matthews Asia Innovators Fund	642	Matthews Asia Innovators Fund	^	9,340
	Matthews Asia Small Companies Inv	643	Matthews Asia Small Companies Inv	^	11,642
	Matthews India Investor	551	Matthews India Investor	^	12,829
	Matthews Pacific Tiger Instl	302	Matthews Pacific Tiger Instl	^	8,681
	Motley Fool Global Opps Investor	369	Motley Fool Global Opps Investor	^	9,302
	Motley Fool MFAM Mid Cap Growth Fund Inv	353	Motley Fool MFAM Mid Cap Growth Fund Inv	^	8,853
	Nuveen Credit Strategies Income Fund	4,795	Nuveen Credit Strategies Income Fund	^	36,778
	Nuveen Dividend And Income Closed-End Fnd	5,000	Nuveen Dividend And Income Closed-End Fnd	^	54,450
	Nuveen Floating Rate Income	5,000	Nuveen Floating Rate Income	^	51,200
	Nuveen Preferred & Income Opportunities Fund	6,984	Nuveen Preferred & Income Opportunities Fund	^	73,056
	Oakmark Intl Sm Cap-Inst	3,891	Oakmark Intl Sm Cap-Inst	^	63,652
	Oakmark Investor	95	Oakmark Investor	^	7,633
	Oberweis International Opportunities	112	Oberweis International Opportunities	^	2,171
	Otter Creek Long/Short Opportunity Inv	347	Otter Creek Long/Short Opportunity Inv	^	4,175
	Oxford Lane Capital Corp	10,650	Oxford Lane Capital Corp	^	86,904
	Pear Tree Ploaris Foreign Value Ord	484	Pear Tree Ploaris Foreign Value Ord	^	10,747
	PIMCO CommoditiesPLUS® Strategy A	649	PIMCO CommoditiesPLUS® Strategy A	^	3,514
	Pimco Corporate & Income Opportunity Fund	1,856	Pimco Corporate & Income Opportunity Fund	^	35,261
	Pimco Corporate & Income Strategy Fund	1,000	Pimco Corporate & Income Strategy Fund	^	19,120
	Pimco Dynamic Credit and Mortgage Income Fund	200	Pimco Dynamic Credit and Mortgage Income Fund	^	5,040
	Pimco High Income Fund	9,395	Pimco High Income Fund	^	70,553

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Pimco Income Opportunity Fund	1,848	Pimco Income Opportunity Fund	^	51,353
	Pioneer Bond Y	1,352	Pioneer Bond Y	^	13,234
	PRIMECAP Odyssey Aggressive Growth	591	PRIMECAP Odyssey Aggressive Growth	^	26,526
	Proshares Online Retail ETF	11	Proshares Online Retail ETF	^	399
	Proshares Russell Us Dvd Grw	50	Proshares Russell Us Dvd Grw	^	2,061
	Proshares S&P 500 Dividends Aristocrats ETF	71	Proshares S&P 500 Dividends Aristocrats ETF	^	5,367
	Proshares S&P Tech Dvd Arist	33	Proshares S&P Tech Dvd Arist	^	1,370
	Proshares Short High Yield	400	Proshares Short High Yield	^	8,232
	Proshares Short QQQ	75	Proshares Short QQQ	^	1,842
	Proshares TR Ultra Oil & Gas (dig 04/21/20)	1	Proshares TR Ultra Oil & Gas (dig 04/21/20)	^	26
	Proshares Ultra 20+ year Trend	1	Proshares Ultra 20+ year Trend	^	94
	ProShares Ultra Nasdaq Biotechnology	10	ProShares Ultra Nasdaq Biotechnology	^	617
	Proshares Ultrashort Real Estate	213	Proshares Ultrashort Real Estate	^	3,945
	Proshares Ultrashort S&P 500	375	Proshares Ultrashort S&P 500	^	9,323
	Proshares VIX Short Term Futures ETF	8,200	Proshares VIX Short Term Futures ETF	^	101,926
	Ranger Equity Bear ETF	700	Ranger Equity Bear ETF	^	3,752
	Reality Shares Divcon Leader	15	Reality Shares Divcon Leader	^	582
	Reaves Utility Income Trust Fund	200	Reaves Utility Income Trust Fund	^	7,412
	Robo Global Robotics and Automation Index	21	Robo Global Robotics and Automation Index	^	882
	Salient Midstream & MLP Fund	200	Salient Midstream & MLP Fund	^	1,558
	Schwab Emerging Markets Equi	147	Schwab Emerging Markets Equi	^	4,011
	Schwab Health Care Focus	133	Schwab Health Care Focus	^	3,432
	Schwab US Broad Market	750	Schwab US Broad Market	^	57,660
	Schwab US Dvd Equity ETF	101	Schwab US Dvd Equity ETF	^	5,850
	Schwab US Mid Cap Etf	900	Schwab US Mid Cap Etf	^	54,135
	Schwab® S&P 500 Index	212	Schwab® S&P 500 Index	^	10,495
	Seafarer Overseas Gr&Inc-Inv	316	Seafarer Overseas Gr&Inc-Inv	^	3,882
	Select Sector Spdr Tr - Industrial	26	Select Sector Spdr Tr - Industrial	^	2,118
	SPDR Biotech ETF	5,100	SPDR Biotech ETF	^	485,061
	Spdr Bloomberg Barclays 1-3 Month T-Bill	1,120	Spdr Bloomberg Barclays 1-3 Month T-Bill	^	102,402
	Spdr Bloomberg Barclays High Yield Bond	509	Spdr Bloomberg Barclays High Yield Bond	^	55,756
	Spdr Bloomberg Barclays Investment Grade Floating Rate	200	Spdr Bloomberg Barclays Investment Grade Floating Rate	^	6,146
	SPDR Dow Jones Emerging Small Cap	51	SPDR Dow Jones Emerging Small Cap	^	2,349
	SPDR Dow Jones Industrial Average ETF Trust	36	SPDR Dow Jones Industrial Average ETF Trust	^	10,227
	SPDR GOLD TRUST GOLD SHS	590	SPDR GOLD TRUST GOLD SHS	^	84,311
	Spdr Mfs Systematic Value Eq	104	Spdr Mfs Systematic Value Eq	^	7,450
	SPDR Oil & Gas Export & Prod (xop 03/30/20)	600	SPDR Oil & Gas Export & Prod (xop 03/30/20)	^	14,220
	SPDR Portfolio S&P 1500 Composite Stock Market ETF	719	SPDR Portfolio S&P 1500 Composite Stock Market ETF	^	28,649
	Spdr Portfolio S&P 500 Growth ETF	149	Spdr Portfolio S&P 500 Growth ETF	^	6,245
	Spdr Portfolio Short Term Treasury ETF	1,090	Spdr Portfolio Short Term Treasury ETF	^	32,656
	SPDR S&P 400 Mid Cap Growth	128	SPDR S&P 400 Mid Cap Growth	^	7,334
	Spdr S&P 400 Mid Cap Value E	253	Spdr S&P 400 Mid Cap Value E	^	13,841
	SPDR S&P 500 ETF Trust	3,042	SPDR S&P 500 ETF Trust	^	979,051
	SPDR S&P 600 S/C Value Fund	117	SPDR S&P 600 S/C Value Fund	^	7,663
	SPDR S&P 600 Small Cap Growth	111	SPDR S&P 600 Small Cap Growth	^	7,187
	Spdr S&P Aerospace & Def Etf	45	Spdr S&P Aerospace & Def Etf	^	4,915
	Spdr S&P Dividend	3,687	Spdr S&P Dividend	^	396,611
	Spdr S&P Midcap 400 EFT Trust	250	Spdr S&P Midcap 400 EFT Trust	^	93,845
	Spectrum Moderate Growth Allocation Fund	180	Spectrum Moderate Growth Allocation Fund	^	6,473
	Sprott Physical Gold Trust	1,683	Sprott Physical Gold Trust	^	20,499
	Stone Ridge Reinsurance Risk Premium Interval Fund	2,944	Stone Ridge Reinsurance Risk Premium Interval Fund	^	22,932
	T Rowe Price Global Stock Fd	237	T Rowe Price Global Stock Fd	^	10,849
	T Rowe Price Retire 2020 Inv	166	T Rowe Price Retire 2020 Inv	^	3,672
	T Rowe Price US High Yield Inv	362	T Rowe Price US High Yield Inv	^	3,625
	T. Rowe Price Blue Chip Growth	90	T. Rowe Price Blue Chip Growth	^	11,137
	T. Rowe Price Capital Appreciation	5,594	T. Rowe Price Capital Appreciation	^	174,641
	T. Rowe Price Communications & Technology	24	T. Rowe Price Communications & Technology	^	3,022
	T. Rowe Price Dividend Growth	95	T. Rowe Price Dividend Growth	^	5,091
	T. Rowe Price GNMA	654	T. Rowe Price GNMA	^	6,015
	T. Rowe Price Growth Stock	178	T. Rowe Price Growth Stock	^	13,041
	T. Rowe Price Health Sciences	2,029	T. Rowe Price Health Sciences	^	165,232
	T. Rowe Price Instl Large Cap Value	2,158,766	T. Rowe Price Instl Large Cap Value	^	51,011,634
	T. Rowe Price International Discovery	214	T. Rowe Price International Discovery	^	14,609
	T. Rowe Price Latin America	40	T. Rowe Price Latin America	^	1,001
	T. Rowe Price Retirement 2035	9,667	T. Rowe Price Retirement 2035	^	183,964
	T. Rowe Price Science & Tech	242	T. Rowe Price Science & Tech	^	10,451
	T. Rowe Price US Large-Cap Core	432	T. Rowe Price US Large-Cap Core	^	11,567
	Tekla Life Sciences Investors	25	Tekla Life Sciences Investors	^	436
	Templeton Global Bond R6	1,628,016	Templeton Global Bond R6	^	17,370,932
	Teucrium Corn Fund	1,300	Teucrium Corn Fund	^	19,240
	Third Avenue Real Est Val-Iv	387	Third Avenue Real Est Val-Iv	^	9,752
	TIAA-Cref Institutional Equity Index Ret	7	TIAA-Cref Institutional Equity Index Ret	^	175
	Touchstone Mid Cap Value A	41,586	Touchstone Mid Cap Value A	^	801,774
	Touchstone Mid Cap Value Y	13,262	Touchstone Mid Cap Value Y	^	256,894
	Touchstone Small Cap Value A	15,595	Touchstone Small Cap Value A	^	405,327
	Touchstone Small Cap Y	257	Touchstone Small Cap Y	^	3,094
	Trimtabs All Cap US Free Cash Flow ETF	130	Trimtabs All Cap US Free Cash Flow ETF	^	5,110

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Tweedy, Browne Global Value	913	Tweedy, Browne Global Value	^	25,548
	Value Line Mid Cap Focus	2,026	Value Line Mid Cap Focus	^	51,641
	Vaneck Vectors Fallen Angel	1	Vaneck Vectors Fallen Angel	^	33
	VanEck Vectors Morningstar Wide Moat ETF	10	VanEck Vectors Morningstar Wide Moat ETF	^	555
	VanEck Vectors Russia ETF	1	VanEck Vectors Russia ETF	^	25
	Vaneck Vectors Semiconductor	40	Vaneck Vectors Semiconductor	^	5,656
	Vaneck Vectors Steel ETF	140	Vaneck Vectors Steel ETF	^	5,279
	Vanguard 500 Index Admiral	109	Vanguard 500 Index Admiral	^	32,563
	Vanguard Dividend Apprec ETF	109	Vanguard Dividend Apprec ETF	^	13,576
	Vanguard Dividend Appreciation Index Adm	184	Vanguard Dividend Appreciation Index Adm	^	6,221
	Vanguard Dividend Growth Inv	3,023	Vanguard Dividend Growth Inv	^	92,374
	Vanguard Equity-Income Adm	261	Vanguard Equity-Income Adm	^	20,745
	Vanguard Extended Market Index Instl	610,047	Vanguard Extended Market Index Instl	^	58,320,455
	Vanguard FTSE All WO X US SC	112	Vanguard FTSE All WO X US SC	^	12,437
	Vanguard FTSE All-Wld ex-US Idx Admiral	796	Vanguard FTSE All-Wld ex-US Idx Admiral	^	26,574
	Vanguard FTSE Developed Markets ETF	6,000	Vanguard FTSE Developed Markets ETF	^	264,360
	Vanguard FTSE Emerging Market	5,320	Vanguard FTSE Emerging Market	^	236,579
	Vanguard Glbl Ex-Us Real Est	92	Vanguard Glbl Ex-Us Real Est	^	5,436
	Vanguard Growth ETF	131	Vanguard Growth ETF	^	23,795
	Vanguard Health Care ETF	170	Vanguard Health Care ETF	^	32,596
	Vanguard Health Care Inv	33	Vanguard Health Care Inv	^	6,884
	Vanguard High Dividend Yield	181	Vanguard High Dividend Yield	^	16,981
	Vanguard High-Yield Corporate Inv	9,066	Vanguard High-Yield Corporate Inv	^	54,036
	Vanguard Institutional Index Instl Pl	499,252	Vanguard Institutional Index Instl Pl	^	144,908,009
	Vanguard Int Div App Indx Fd	50	Vanguard Int Div App Indx Fd	^	3,603
	Vanguard Intermediate Term C	91	Vanguard Intermediate Term C	^	8,320
	Vanguard Large Cap ETF	61	Vanguard Large Cap ETF	^	8,979
	Vanguard Large Cap Index Admiral	41	Vanguard Large Cap Index Admiral	^	3,039
	Vanguard LifeStrategy Growth Inv	1,688	Vanguard LifeStrategy Growth Inv	^	61,015
	Vanguard Mega Cap Growth ETF	23	Vanguard Mega Cap Growth ETF	^	3,350
	Vanguard Real Estate ETF	1,240	Vanguard Real Estate ETF	^	115,046
	Vanguard S&P 500 ETF	115	Vanguard S&P 500 ETF	^	34,017
	Vanguard S/T Corp Bond Etf	438	Vanguard S/T Corp Bond Etf	^	35,491
	Vanguard Short Term Bond ETF	1,210	Vanguard Short Term Bond ETF	^	97,538
	Vanguard Small- Cap ETF	1,253	Vanguard Small- Cap ETF	^	207,536
	Vanguard Small Cap Index Adm	332	Vanguard Small Cap Index Adm	^	26,343
	Vanguard Small Cap Value ETF	1,899	Vanguard Small Cap Value ETF	^	260,240
	Vanguard Tot World Stk Index	1,900	Vanguard Tot World Stk Index	^	153,881
	Vanguard Total Bond Market	2,500	Vanguard Total Bond Market	^	209,650
	Vanguard Total Bond Market Index I	4,304,849	Vanguard Total Bond Market Index I	^	47,568,576
	Vanguard Total Intl Stock Index I	254,095	Vanguard Total Intl Stock Index I	^	30,356,757
	Vanguard Total Stock Market ETF	657	Vanguard Total Stock Market ETF	^	107,499
	Vanguard Value ETF	106	Vanguard Value ETF	^	12,702
	Vanguard Wellesley® Income Inv	15,947	Vanguard Wellesley® Income Inv	^	435,685
	Velocityshares 2X Vix Sh-Trm	2	Velocityshares 2X Vix Sh-Trm	^	102
	Virtus Global Multi-Sector	3,000	Virtus Global Multi-Sector	^	37,500
	Virtus Total Return Fund Inc	10,316	Virtus Total Return Fund Inc	^	117,602
	Wasatch Emerging India Investor	1,185	Wasatch Emerging India Investor	^	5,308
	Western Asset Emerging Markets Debt	3,000	Western Asset Emerging Markets Debt	^	42,810
	Western Asset Macro Opportunities A	201	Western Asset Macro Opportunities A	^	2,239
	Wisdmtree Emerg Mkt Ex-St Ow	179	Wisdmtree Emerg Mkt Ex-St Ow	^	5,588
	Wisdomtree Floating Rate Tre	2	Wisdomtree Floating Rate Tre	^	51
	Wisdomtree Global ex-US Real Estate Fund	3	Wisdomtree Global ex-US Real Estate Fund	^	100
	WisdomTree US MidCap Dividend	254	WisdomTree US MidCap Dividend	^	9,649
			TOTAL MUTUAL FUNDS		611,212,571

	PARTNERSHIPS
	Brookfield Infrastructure PA	412	Brookfield Infrastructure PA	^	20,596
	Calumet Specialty Products LP	2	Calumet Specialty Products LP	^	7
	CNX Midstream Partners LP	1	CNX Midstream Partners LP	^	16
	Dorchester Minerals LP	500	Dorchester Minerals LP	^	9,755

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Energy Transfer LP	12,051	Energy Transfer LP	^	154,619
	Enterprise Products Pptns LP	351	Enterprise Products Pptns LP	^	9,890
	Ferrellgas Partners LP (fgpr 01/10/20)	1	Ferrellgas Partners LP (fgpr 01/10/20)	^	0
	Genesis Energy L.P.	100	Genesis Energy L.P.	^	2,048
	Hoegh Lng Partners LP	103	Hoegh Lng Partners LP	^	1,610
	NGL Energy Partners LP	1	NGL Energy Partners LP	^	11
	Stonemor Partners LP (ston 01/02/20)	1	Stonemor Partners LP (ston 01/02/20)	^	2
	Suburban Propane L P	66	Suburban Propane L P	^	1,442
	Sunoco LP	1	Sunoco LP	^	31
	Tallgrass Energy LP (acquired 04/17/20)	403	Tallgrass Energy LP (acquired 04/17/20)	^	8,919
	Tc Pipelines LP	177	Tc Pipelines LP	^	7,487
	USA Compression Partners LP	1,001	USA Compression Partners LP	^	18,158
			TOTAL PARTNERSHIPS		234,591

	OTHER
	Alibaba Group Holding-Sp ADR @220 1/17/20	3	Alibaba Group Holding-Sp ADR @220 1/17/20	^	417
	Amarin Corporation Plc -ADR @23 1/24/20	(5)	Amarin Corporation Plc -ADR @23 1/24/20	^	-447
	Amarin Corporation Plc -ADR @24 3/20/20	(5)	Amarin Corporation Plc -ADR @24 3/20/20	^	-1,146
	AT&T Inc @35 1/17/20	(1)	AT&T Inc @35 1/17/20	^	-409
	AT&T Inc @37 1/17/20	(1)	AT&T Inc @37 1/17/20	^	-211
	Cboe Market Volatility @16 1/22/20	6	Cboe Market Volatility @16 1/22/20	^	615
	Gilead Sciences Inc @55 1/17/20	4	Gilead Sciences Inc @55 1/17/20	^	4,026
	IQIY Inc ADS @40 1/17/20	(15)	IQIY Inc ADS @40 1/17/20	^	0
	Newell Brands Inc @13 1/17/20	13	Newell Brands Inc @13 1/17/20	^	8,106
	RedhillBiopharma Ltd @7.5 7/17/20	(5)	RedhillBiopharma Ltd @7.5 7/17/20	^	-763
	Snap Inc - A @5 1/17/20	8	Snap Inc - A @5 1/17/20	^	9,064
	Affimed NV @2.5 4/17/20	9	Affimed NV @2.5 4/17/20	^	505
	Agenus Inc @4 5/15/20	(10)	Agenus Inc @4 5/15/20	^	-700
	Akebia Therapeutics Inc @7.5 7/17/20	(5)	Akebia Therapeutics Inc @7.5 7/17/20	^	-650
	Alexion Pharmaceutical @100 2/21/20	(1)	Alexion Pharmaceutical @100 2/21/20	^	-1,118
	Altria Group Inc @50 1/17/20	(1)	Altria Group Inc @50 1/17/20	^	-76
	Athenex Inc @15 7/17/20	(2)	Athenex Inc @15 7/17/20	^	-676
	Callon Petroleum Co @5 4/17/20	(10)	Callon Petroleum Co @5 4/17/20	^	-600
	Catalyst Pharmaceuticals Inc @5 6/19/20	(8)	Catalyst Pharmaceuticals Inc @5 6/19/20	^	-460
	Chemocentryx Inc @33 1/17/20	(2)	Chemocentryx Inc @33 1/17/20	^	-1,356
	Coherus Biosciences Inc @20 2/21/20	(2)	Coherus Biosciences Inc @20 2/21/20	^	-150
	Commscope Holding Co Inc @13 5/15/20	(2)	Commscope Holding Co Inc @13 5/15/20	^	-524
	Conocophillips @70 1/24/20	(4)	Conocophillips @70 1/24/20	^	-102
	Cronos Group Inc @15 1/15/21	4	Cronos Group Inc @15 1/15/21	^	270
	CVS Health Corp @65 1/17/20	(1)	CVS Health Corp @65 1/17/20	^	-943
	Disney Walt Co @130 4/17/20	1	Disney Walt Co @130 4/17/20	^	1,732
	Donnelley Financial Solutions Inc @12.5 7/17/20	(4)	Donnelley Financial Solutions Inc @12.5 7/17/20	^	-190
	Exelixis Inc @22 5/15/20	(5)	Exelixis Inc @22 5/15/20	^	-408
	Global Blood Therapeutics In @65 1/15/21	(1)	Global Blood Therapeutics In @65 1/15/21	^	-2,619
	Glycomimetics Inc @5 3/20/20	(8)	Glycomimetics Inc @5 3/20/20	^	-761
	GTT Communications Inc @12.5 1/17/20	(1)	GTT Communications Inc @12.5 1/17/20	^	-55
	Heron Therapeutics Inc @27 4/17/20	(6)	Heron Therapeutics Inc @27 4/17/20	^	-1,118
	Identiv Inc @5 1/17/20	(8)	Identiv Inc @5 1/17/20	^	-557
	Intercept Pharmaceuticals In @70 2/21/20	(2)	Intercept Pharmaceuticals In @70 2/21/20	^	-10,911
	Michaels Cos Inc/The @10 3/20/20	4	Michaels Cos Inc/The @10 3/20/20	^	230
	Nabriva Therapeutics PLC @2.5 4/17/20	(10)	Nabriva Therapeutics PLC @2.5 4/17/20	^	-75
	Nektar Therapeutics @24 1/17/20	(2)	Nektar Therapeutics @24 1/17/20	^	-113
	Occidental Petroleum Corp @42.5 1/17/20	(1)	Occidental Petroleum Corp @42.5 1/17/20	^	-49
	Portola Pharmaceuticals Inc @30 6/19/20	(1)	Portola Pharmaceuticals Inc @30 6/19/20	^	-198
	Rev Group Inc @12.5 4/17/20	(5)	Rev Group Inc @12.5 4/17/20	^	-613
	Roku Inc @137 1/03/20	(10)	Roku Inc @137 1/03/20	^	-1,415
	Roku Inc @150 1/03/20	10	Roku Inc @150 1/03/20	^	92
	Roku Inc @170 1/10/20	(22)	Roku Inc @170 1/10/20	^	-583
	Sorrento Therapeutics Inc @4 6/19/20	(7)	Sorrento Therapeutics Inc @4 6/19/20	^	-604
	Stemline Therapeutics Inc @12.5 3/20/20	(8)	Stemline Therapeutics Inc @12.5 3/20/20	^	-540
	Stoneco Ltd-A @40 1/03/20	4	Stoneco Ltd-A @40 1/03/20	^	170
	Sunpower Corp @10 1/17/20	3	Sunpower Corp @10 1/17/20	^	6
	Supernus Pharmaceuticals Inc @27 3/20/20	(1)	Supernus Pharmaceuticals Inc @27 3/20/20	^	-95
	Taseko Mines LTD @1 5/15/20	(100)	Taseko Mines LTD @1 5/15/20	^	-350
	TG Therapeutics Inc @10 1/15/21	(5)	TG Therapeutics Inc @10 1/15/21	^	-2,607
	Uber Technologies Inc @31 1/31/20	(1)	Uber Technologies Inc @31 1/31/20	^	-84
	Direxion Daily Gold Miners Index Bull 3X Shares @36.5 1/03/20	(15)	Direxion Daily Gold Miners Index Bull 3X Shares @36.5 1/03/20	^	-630
	Direxion Daily S&P 500 Bear 3X @15 1/17/20	14	Direxion Daily S&P 500 Bear 3X @15 1/17/20	^	175
	Direxion Daily S&P 500 Bear 3X @19 3/20/20	(10)	Direxion Daily S&P 500 Bear 3X @19 3/20/20	^	-308
	Drxn Daily S&P Biotech Bear @16 1/17/20	(3)	Drxn Daily S&P Biotech Bear @16 1/17/20	^	-60
	Drxn Daily S&P Biotech Bear @21 3/20/20	(3)	Drxn Daily S&P Biotech Bear @21 3/20/20	^	-135
	Kraneshares CSI China Intern @48 2/21/20	4	Kraneshares CSI China Intern @48 2/21/20	^	865
	Altria Group Inc @37.5 1/17/20	2	Altria Group Inc @37.5 1/17/20	^	0

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2019 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2019

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Netflix Inc @150 1/17/20	7	Netflix Inc @150 1/17/20	^	0
	Tesla Inc @362.5 1/10/20	1	Tesla Inc @362.5 1/10/20	^	102
	Bristol Myers Squibb Co CVR	130	Bristol Myers Squibb Co CVR	^	391
	Ford Credit Floorplan Master O 2017-1 A1	25,000	Ford Credit Floorplan Master O 2017-1 A1	^	25,004
			TOTAL OTHER ASSETS		16,361

	PARTICIPANT LOANS
*	CNB PARTICIPANT LOANS		1,138 Participant loans, bearing interest at 3.5% to 9.25% and maturities through January 2035		15,191,072
			TOTAL PARTICIPANT LOANS		15,191,072
			TOTAL ASSETS		1,119,359,566

*	Denotes Party-In-Interest asset

^	Information is not required as investments are participant directed

Index to Exhibits

Exhibit No.	Exhibit
23.1	Consent of Moss Adams LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Bank Profit Sharing Plan

By: City National Bank

Date: June 26, 2020	By:	/s/ Michael Nunnelee
Senior Vice President